Exhibit 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

among

CHATT HOLDINGS LLC,

CHATT HOLDINGS INC.,

CLOPAY ACQUISITION CORP.

and

GRIFFON CORPORATION

(Solely for purposes of Section 7.09)

July 19, 2010

i

SCHEDULES AND EXHIBITS

Seller Disclosure Schedules

Section 3.04	Non-Contravention

Company Disclosure Schedules

Section 2.01(a)	Governmental Entity Consents
Section 2.02(c)(vii)	Resignation of Directors and Officers
Section 4.02(a)	Joint Venture Interests
Section 4.02(b)	Subsidiaries
Section 4.03	Non-Contravention
Section 4.05(a)	Liens on Subsidiaries’ Capital Stock
Section 4.05(b)	Issued and Outstanding Equity
Section 4.05(c)	Obligations to Acquire Capital Stock
Section 4.06	Financial Statements
Section 4.07	Certain Developments
Section 4.08(a)	Leased Real Property
Section 4.08(c)	Owned Real Property
Section 4.08(d)	Obligations to Purchase Owned Real Property
Section 4.08(e)	Real Property Compliance with Laws
Section 4.09	Tax Matters
Section 4.10	Material Contracts
Section 4.11(a)	Owned Intellectual Property; Exclusive Possession
Section 4.11(c)	Intellectual Property Disputes
Section 4.11(d)	Infringement of Intellectual Property
Section 4.12	Litigation
Section 4.14(a)	Employee Benefit Plans
Section 4.14(g)	Employee Benefit Plan Audits and Investigations
Section 4.14(m)	Changes in Projected Costs
Section 4.14(n)	Plans Providing Benefits Beyond Termination of Service or Retirement
Section 4.14(o)	Effect of Transaction on Benefits
Section 4.14(q)	Current Salaries and Bonus Potential
Section 4.14(x)	Assets and Liabilities of Foreign Plans
Section 4.15	Employment Matters
Section 4.16	Compliance with Laws
Section 4.17	Environmental Matters
Section 4.18	Insurance
Section 4.19	Undisclosed Liabilities
Section 4.20	Customers and Suppliers
Section 4.21	Permits
Section 4.24	Affiliate Transactions
Section 4.25	Warranties/Product Liability
Section 6.01(b)	Pre-Closing Activities
Section 6.09	Termination of Related Party Agreements
Section 7.07(a)	Retention of Employee Benefits

Section 11.01(a)	Eligible Payments
Section 11.01(b)	Closing Date Indebtedness
Section 11.01(c)	Company Closing Costs
Section 11.01(d)	Permitted Liens

Buyer Disclosure Schedules

Section 5.03	Non-Contravention
Section 5.07	Commitment Letters

Exhibits

Exhibit A	Form of Escrow Agreement
Exhibit B	Form of Key Executive Management Agreement

Annexes

Annex A	Net Working Capital Calculation
Annex B	Form of General Release

v

STOCK PURCHASE AGREEMENT

THIS AGREEMENT (“Agreement”) is made as of July 19, 2010, by and among (i)  Clopay Acquisition Corp., a Delaware corporation (the “Buyer”), (ii) CHATT Holdings LLC, a Delaware limited liability company (the “Seller”), (iii) and CHATT Holdings Inc., a Delaware corporation (the “Company” and, together with the Buyer and the Seller, the “Parties”) and (iv) solely for purposes of Section 7.09 hereof, Griffon Corporation, a Delaware Corporation (“Griffon”).

WHEREAS, the Seller owns all of the issued and outstanding shares of capital stock of the Company, which as of the date hereof consists of 10 shares of common stock, par value $0.01 per share (the “Shares”);

WHEREAS, the Company owns all of the issued and outstanding shares of capital stock of ATT Holding Co., a Delaware corporation (“Holdco”), which as of the date hereof consists of (i) 62,495 shares of Series A preferred stock, par value $0.0001 per share, (ii) 726,556 shares of Class A common stock, par value $0.0001 per share, and (iii) 267,448 shares of Class B common stock, par value $0.0001 per share;

WHEREAS, Holdco owns all of the issued and outstanding shares of capital stock of Ames True Temper, Inc., a Delaware corporation (“Ames”), which as of the date hereof consists of 1,000 shares of common stock, par value $1.00 per share;

WHEREAS, prior to or concurrently herewith, each of the Key Executives has or will have executed a management agreement, effecting, among other things, an amendment to such Key Executive’s existing employment agreement with the Company, in the form attached hereto as Exhibit B which will be effective at, and are subject to, the Closing; and

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Buyer desires to acquire from the Seller all of the Shares, and the Seller desires to sell to the Buyer all of such Shares.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.01.                             Purchase and Sale of Shares.

(a)                                  At the Closing, upon the terms and subject to the conditions set forth in this Agreement, the Seller shall sell, assign, transfer and convey to the Buyer, and the Buyer shall purchase and acquire from the Seller, the Shares, free and clear from all Liens and transfer restrictions (other than restrictions under applicable federal and state securities Laws and

Liens imposed by the Buyer or its Affiliates), against payment of the Estimated Purchase Price at the Closing as provided in Section 1.01(b) below.

(b)                                 On the terms and subject to the conditions set forth in this Agreement, the Buyer shall deliver to the Seller at the Closing in accordance with Section 1.04(b)(ii) aggregate consideration for the Shares (the “Estimated Purchase Price”) consisting of the following:

(i)                                     $542,000,000 plus

(A)                              the Estimated Closing Date Cash and Cash Equivalents; and

(B)                                the Westmix Deposit, if Ames Australia’s pending acquisition of Westmix has not been consummated prior to the Closing, except if such failure is because of a material default by Ames Australia (but only if such material default occurs prior to the Closing) and as a result of such default Westmix lawfully terminates the Westmix Agreement;

(ii)                                  minus the sum of:

(A)                              without duplication, the Estimated Company Closing Costs;

(B)                                the Estimated Closing Date Indebtedness;

(C)                                the aggregate amount of the Eligible Payments;

(D)                               the Escrow Amount; and

(E)                                 the Westmix Purchase Price, if Ames Australia’s pending acquisition of Westmix has not been consummated prior to the Closing.

Section 1.02.                             Preliminary Closing Statement.  The Company shall, at least three Business Days prior to the Closing Date, but not earlier than five Business Days prior to the Closing Date, cause to be prepared and delivered to the Buyer a good faith statement (the “Preliminary Closing Statement”), duly executed on behalf of the Company by the Chief Financial Officer of the Company, that references and attaches (i) a good faith estimated consolidated balance sheet of the Company and its Subsidiaries (the “Estimated Closing Date Balance Sheet”) as of the close of business on the Closing Date and (ii) a good faith estimate of the Estimated Purchase Price, in sufficient detail to identify on an item by item basis the calculation of each item comprising the Estimated Closing Date Balance Sheet and the Estimated Purchase Price, including an estimate of the Cash and Cash Equivalents (the “Estimated Closing Date Cash and Cash Equivalents”), an estimate of the Company Closing Costs (the “Estimated Company Closing Costs”), an estimate of the Closing Date Indebtedness (the “Estimated Closing

Date Indebtedness”), in each case, prepared in accordance with GAAP applied in a manner consistent with the Financial Statements and utilizing the same methodologies, practices and policies employed by the Company and as set forth in Annex A hereto and in accordance with the definition of Cash and Cash Equivalents, Closing Date Indebtedness and Company Closing Costs set forth herein, without regard to the transaction described herein or the consummation of any financing contemplated herewith and as of the close of business on the Closing Date.  The Company shall make available to Buyer such information as Buyer shall reasonably request relating to the matters set forth in the Preliminary Closing Statement.

Section 1.03.                             Post-Closing Determination.

(a)                                  Within sixty (60) days following the Closing Date, the Buyer shall cause to be prepared and delivered to the Seller a statement (the “Post-Closing Statement”), which shall include (i) a consolidated balance sheet of the Company and its Subsidiaries as of the close of business on the Closing Date (the “Closing Date Balance Sheet”), including the Cash and Cash Equivalents (as determined pursuant to Section 1.03(b), the “Final Closing Date Cash and Cash Equivalents”), the Closing Date Indebtedness (as determined pursuant to Section 1.03(b), the “Final Closing Date Indebtedness”), and the Company Closing Costs (as determined pursuant to Section 1.03(b), the “Final Company Closing Costs”) and (ii) the Buyer’s calculation of Net Working Capital as of the close of business on the Closing Date (as determined pursuant to Section 1.03(b), the “Final Net Working Capital”), in each case, prepared in accordance with GAAP applied in a manner consistent with the Financial Statements and utilizing the same methodologies, practices and policies as were used in the Financial Statements and as set forth in Annex A hereto and in accordance with the definition of Cash and Cash Equivalents, Closing Date Indebtedness, Company Closing Costs, and Net Working Capital set forth herein, without regard to the transaction described herein or the consummation of any financing contemplated herewith and as of the close of business on the Closing Date; provided that, to the extent there are one or more line items contained in the Financial Statements that are not reflected in Annex A hereto, such line item shall not be considered in determining Final Net Working Capital; provided, further, that in the event of any discrepancy between Annex A hereto and the terms of this Agreement relating to the determination of Net Working Capital, Annex A shall prevail.

(b)                                 The Buyer will make available to the Seller and its auditors and representatives all records and work papers used in preparing the Post-Closing Statement and, upon reasonable prior notice, the Seller shall be entitled to discuss such records and work papers with the Buyer and those Persons responsible for the preparation thereof, provided, to the extent that any working papers or similar documents prepared by accountants of the Buyer are requested, the Seller shall execute and deliver any customary non-reliance letters as may be requested by such accountants prior to receiving such information.

(c)                                  Unless the Seller, within 30 days after receipt of the Post-Closing Statement, gives the Buyer a written notice objecting thereto and specifying the basis for each such objection (the only basis for each such objection shall be either that the Post-Closing Statement was not prepared in accordance with Section 1.03(a) hereof or that there were mathematical errors in determining the amounts set forth in the Post-Closing Statement) and the amount in dispute (an “Objection Notice”), such Post-Closing Statement and the Final Purchase

Price resulting therefrom shall be final, conclusive and binding upon the Buyer and the Seller.  The Seller and the Buyer shall use reasonable efforts to resolve any disagreements as to the Post-Closing Statement and the Objection Notice, but if they do not obtain a final resolution within 30 days after the Buyer has received the Objection Notice, the Seller and the Buyer shall jointly retain a mutually agreed nationally recognized “big four” accounting firm (the “Accounting Firm”) to resolve any remaining disagreements.  The Buyer and the Seller shall direct the Accounting Firm to render a determination within 30 days of its retention, and the Buyer, the Seller and their respective employees or agents shall cooperate with, and provide reasonable access to all relevant records and work papers to, the Accounting Firm during its engagement.  The Accounting Firm may consider only those items and amounts in the Post-Closing Statement set forth in the Objection Notice which the Buyer and the Seller are unable to resolve.  The scope of the disputes to be resolved by the Accounting Firm is limited to whether the Post-Closing Statement was prepared in accordance with Section 1.03(a) hereof and whether there were mathematical errors in determining the amounts set forth in the Post-Closing Statement, and the Accounting Firm is not to make any other determination.  The Accounting Firm’s determination shall be based solely on written submissions by the Buyer and the Seller (i.e., not on the basis of an independent review) and on the definitions included herein.  In resolving any disputed item, the Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party.  The determination of the Accounting Firm shall be conclusive and binding upon the Buyer, the Company and the Seller.  The cost of the resolution of the disputed items by the Accounting Firm shall be equitably allocated by the Accounting Firm based on the accuracy of the Parties’ positions relative to the final determination by the Accounting Firm.

(d)                                 Post-Closing Adjustment.  Effective upon the determination of the Post-Closing Statement pursuant to Section 1.03(b) above, the Estimated Purchase Price will be adjusted as follows and netted against each other as appropriate (as adjusted, the “Final Purchase Price”):

(i)                                     upwards dollar-for-dollar, if

(A)                              the Final Net Working Capital is greater than the upper limit of the Target Net Working Capital Range, by the amount by which Final Net Working Capital is greater than the upper limit of Target Net Working Capital Range; provided that, for the avoidance of doubt, if the Final Net Working Capital falls within the Target Net Working Capital Range, then no adjustment to the Estimated Purchase Price shall be made pursuant to this Section 1.03(d)(i)(A);

(B)                                the Final Closing Date Indebtedness is less than the Estimated Closing Date Indebtedness, by the amount of such shortfall;

(C)                                the Final Company Closing Costs is less than the Estimated Company Closing Costs, by the amount of such shortfall; and

(D)                               the Final Closing Date Cash and Cash Equivalents exceeds the Estimated Closing Date Cash and Cash Equivalents, by the amount of such excess.

(ii)                                  downwards dollar-for-dollar, if

(A)                              the Final Net Working Capital is less than the lower limit of the Target Net Working Capital Range, by the amount by which Final Net Working Capital is less than the lower limit of the Target Net Working Capital Range; provided that, for the avoidance of doubt, if the Final Net Working Capital falls within the Target Net Working Capital Range, then no adjustment to the Estimated Purchase Price shall be made pursuant to this Section 1.03(c)(ii)(A);

(B)                                the Final Closing Date Indebtedness exceeds the Estimated Closing Date Indebtedness, by the amount of such excess;

(C)                                the Final Company Closing Costs exceeds the Estimated Company Closing Costs, by the amount of such excess; and

(D)                               the Final Closing Date Cash and Cash Equivalents is less than the Estimated Closing Date Cash and Cash Equivalents, by the amount of such shortfall.

(e)                                  Within three Business Days following the final determination of the Post Closing Statement pursuant to Section 1.03(b), (i) if the Final Purchase Price exceeds the Estimated Purchase Price, the Buyer shall, subject to Section 1.05(a), pay to the Seller the amount equal to such excess (the “Purchase Price Excess”), or (ii) if the Estimated Purchase Price exceeds the Final Purchase Price, the Seller and the Buyer shall, subject to Section 1.05(b), direct the Escrow Agent to deliver to the Buyer an amount equal to such excess (the “Purchase Price Shortfall” and, together with the Purchase Price Excess, the “Purchase Price Adjustment”).  Any amount to be paid pursuant to this Section 1.03(e) shall be paid by wire transfer or other delivery of immediately available funds.  Any Purchase Price Adjustment required to be paid pursuant to this Section 1.03(e) shall bear interest from the Closing Date to the date of payment at an interest rate that is equal to 8% per annum.

(f)                                    For purposes of this Section 1.03, any action taken by the Buyer, the Seller, the Company or any of its Subsidiaries following the Closing with respect to the accounting books and records of the Company, or the items reflected thereon, on which the Post-Closing Statement is to be based, that is inconsistent with this Agreement, GAAP, the Financial Statements or Annex A hereto shall be disregarded and no effect shall be given thereto for purposes of the determination of the Final Closing Date Cash and Cash Equivalents, the Final Company Closing Costs, the Final Closing Date Indebtedness and the Final Net Working Capital; provided that, to the extent that there are one or more line items contained in the Financial Statements that are not reflected in Annex A hereto, such line item shall not be considered in determining the Final Net Working Capital.

Section 1.04.                             The Closing.

(a)                                  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022, at 10:00 a.m. on the third Business Day to occur following full satisfaction or waiver of all of the closing conditions set forth in Article II hereof (other than those required to be satisfied at the Closing) or on such other date or at such other location as is mutually agreeable to the Buyer and the Seller; provided, however, that, unless the Buyer consents in writing, in no event shall the Closing occur before the earlier of (A) all conditions precedent to the availability of the Debt Financing (including in respect of any Replacement Commitment, as applicable) have been satisfied (other than those that are only capable of being satisfied as of the Closing Date) and (B) the End Date.  The date and time of the Closing are herein referred to as the “Closing Date.”

(b)                                 Subject to the terms and conditions set forth in this Agreement, the Parties hereto shall consummate the following “Closing Transactions” at the Closing:

(i)                                     the Seller shall deliver to the Buyer original stock certificates representing the Shares, duly endorsed in blank for transfer to, or accompanied by duly executed stock transfer powers executed in favor of, the Buyer or its nominee as the Buyer may have designated in writing to the Seller at least two Business Days prior to the Closing Date;

(ii)                                  the Buyer shall deliver to the Seller the amount of the Estimated Purchase Price by wire transfer of immediately available funds to the account(s) designated by the Seller at least two Business Days prior to the Closing Date;

(iii)                               the Buyer shall deposit $15,000,000 (the “Escrow Amount”) into an escrow account (the “Escrow Account”) established pursuant to the terms and conditions of an escrow agreement (the “Escrow Agreement”) by and among the Buyer, the Seller and U.S. Bank, N.A., as escrow agent (the “Escrow Agent”), substantially in the form of Exhibit A;

(iv)                              the Buyer shall pay, on behalf of the Company and its Subsidiaries, the Estimated Company Closing Costs by wire transfer of immediately available funds to the account(s) designated by the Seller at least two Business Days prior to the Closing Date;

(v)                                 the Buyer shall repay, on behalf of the Company and its Subsidiaries, by wire transfer of immediately available funds to one or more account(s) specified in the respective Payoff Letters, the Estimated Closing Indebtedness;

(vi)                              the Buyer shall deliver to the Company evidence reasonably satisfactory to the Company of the insurance coverage required to be maintained by the Buyer or the Company and its Subsidiaries after the Closing pursuant to Section 7.03(b); and

(vii)                           the Buyer, the Company and the Seller shall make such other deliveries as are required by and in accordance with Article II hereof.

Section 1.05.                             Escrow Amount.

(a)                                  Concurrently with the payment of the Purchase Price Adjustment in accordance with Section 1.03(e), the Seller and the Buyer shall direct the Escrow Agent to deliver to the Seller the remaining Escrow Amount (after taking into account the payment of the

Purchase Price Adjustment), if any, minus, to the extent available, the sum of (x) $2,500,000 less any amount previously paid out to any Buyer Indemnitee pursuant to Section 9.03(i), (y) $2,500,000 less any amount previously paid out to any Buyer Indemnitee pursuant to Section 9.03(ii) (but in no event shall (y) be less than zero), and (z) any amount subject to any unresolved claims made by any Buyer Indemnitee pursuant to Section 9.03(ii) hereof to the extent in excess of the amount set forth in (y) above.  Promptly following the later to occur of (i) three Business Days following the final determination of the Post Closing Statement, and (ii) the Covenant Limitation Date, the Seller and the Buyer shall direct the Escrow Agent to deliver to the Seller the remaining Escrow Amount, minus, to the extent available, the sum of (x) $2,500,000 less any amount previously paid out to any Buyer Indemnitee pursuant to Section 9.03(i), and (y) any amount subject to any unresolved claims made by any Buyer Indemnitee pursuant to Section 9.03(ii) hereof.  Promptly following the later to occur of (i) three Business Days following the final determination of the Post Closing Statement, and (ii) December 31, 2011 (such later date, the “Interim Release Date”), the Seller and the Buyer shall direct the Escrow Agent to deliver to the Seller the remaining Escrow Amount, minus, to the extent available, the sum of (x) $2,500,000 less any amount previously paid out to any Buyer Indemnitee pursuant to Section 9.03(i), and (y) any amount subject to any unresolved claims made by any Buyer Indemnitee pursuant to Section 9.03(i) or (ii); provided, however, if (X) the Buyer has not made a claim against the Seller or the Company pursuant to Section 9.03(i) on or prior to the Interim Release Date, on the Interim Release Date, the Seller and the Buyer shall direct the Escrow Agent to deliver to the Seller the remaining Escrow Amount, minus, to the extent available, any amount subject to any unresolved claims made by any Buyer Indemnitee pursuant to Section 9.03(ii) or (Y) if, as of the Interim Release Date, the sum of (I) the amounts previously paid out to any Buyer Indemnitee pursuant to Section 9.03(i) as of the Interim Release Date and (II) any amounts subject to any unresolved claims made by any Buyer Indemnitee pursuant to Section 9.03(i) or (ii) is less than $1.25 million, on the Interim Release Date, the Seller shall direct the Escrow Agent to deliver to the Seller a portion of the Escrow Amount equal to (aa) the balance of the remaining Escrow Amount less (bb) the sum of (I) and (II).  In the event that the Buyer made a claim against the Seller or the Company pursuant to Section 9.03(i) on or prior to the Interim Release Date, promptly following the later to occur of (i) three Business Days following the final determination of the Post Closing Statement, and (ii) the third anniversary of the Closing Date, the Seller and the Buyer shall direct the Escrow Agent to deliver to the Seller the remaining Escrow Amount, minus, to the extent available, any amount subject to any unresolved claims made by any Buyer Indemnitee pursuant to Section 9.03(i) or (ii) hereof.

(b)                                 The Seller and the Buyer shall cause the Escrow Agent to:

(i)                                     from time to time from and after the Closing until the Covenant Limitation Date, deliver to the Buyer Indemnitee from the Escrow Account the amount, if any, to which such Buyer Indemnitee shall be entitled for indemnification pursuant to Section 9.03(ii), but only to the extent such amount is Finally Determined.

(ii)                                  from time to time from and after the Closing until the Representation Limitation Date, deliver to the Buyer Indemnitee from the Escrow Account the amount, if any, to which such Buyer Indemnitee shall be entitled for indemnification pursuant to Section 9.03(i), but only to the extent such amount is Finally Determined.

(iii)                               For purposes of this Section 1.05, “Finally Determined” shall mean (i) consented to in writing by the Seller and the Buyer, (ii) finally determined pursuant to a final, non-appealable judgment of a court of competent jurisdiction or (iii) is no longer subject to challenge under applicable Law.

(c)                                  When and to the extent that any Buyer Indemnitee’s claim for indemnification pursuant to Section 9.03(i) that is pending as of the Representation Limitation Date, or Section 9.03(ii) that is pending as of the Covenant Limitation Date, in either case, is Finally Determined, the Seller and the Buyer shall cause the Escrow Agent to, within two Business Days of such determination deliver (a) to the Buyer Indemnitee from the Escrow Account the amount of such claim Finally Determined in the Buyer Indemnitee’s favor, and (b) to the Seller from the Escrow Account, the amount Finally Determined in the favor of the Seller.

(d)                                 The Buyer acknowledges that (i) its sole and exclusive remedy to receive payments owed to it under Section 1.03(e) shall in no event exceed the aggregate amount of, and shall be recoverable solely from, the Escrow Amount, and (ii) the sole and exclusive remedy for effecting the payment and discharge of any amounts to which the Buyer Indemnitees shall be entitled to indemnification pursuant to Section 9.03(i) and/or Section 9.03(ii) hereof shall in no event exceed the aggregate amount of, and shall be recoverable solely from, the Escrow Amount.  In the event that the Escrow Amount is insufficient to pay the Buyer any amounts owed to the Buyer pursuant to Section 1.03(e) or any Buyer Indemnitee pursuant to Section 9.03(i) and/or Section 9.03(ii), as the case may be, the Buyer and the Buyer Indemnitees shall not be entitled to collect any remaining amounts not satisfied from the Escrow Amount and neither the Seller, the Company or any of its Subsidiaries, nor any other Person shall have any liability for any such deficiency.

(e)                                  The Parties acknowledge that no Party shall be obligated to make any payment to other Party after the Closing pursuant to Section 1.03(e) of this Agreement in excess of an amount equal to $15,000,000.

ARTICLE II

CONDITIONS TO CLOSING

Section 2.01.                             Conditions to the Obligations of the Buyer and the Seller.  The obligations of each of the Buyer and the Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver of the following conditions at or prior to the Closing:

(a)                                  the applicable waiting periods, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as may be amended from time to time, the “HSR Act”), shall have expired or been terminated, and all other filings, consents, authorizations and approvals of any Governmental Entity that are set forth on Section 2.01(a) of the Company Disclosure Schedules shall have been duly made and obtained; and

(b)                                 no injunction, judgment, decree or Order (whether temporary, preliminary or permanent) by any court of competent jurisdiction shall have been issued, and there shall be no Proceeding brought (and still pending) by any Governmental Entity seeking to, and there shall not be any action taken, or Law enacted, entered or enforced, which would, in each case, prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded.

Section 2.02.                             Conditions to the Buyer’s Obligations.  The obligation of the Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver of the following conditions at or prior to the Closing:

(a)                                  (i)  the representations and warranties contained in Sections 3.02, 3.03, 3.05, 4.04, 4.05 and clause (i) of Section 4.07 shall be true and correct in all respects as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties, (ii) the representations and warranties contained in Sections 3.01, 3.06, 4.01 and 4.13 shall be true and correct in all respects as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct as of such date); provided, however, that if the representations and warranties contained in Sections 3.01, 3.06, 4.01 and 4.13 are not true and correct in all respects as of the Closing Date as a result of a breach that could not reasonably be expected to result in Losses to the Buyer or the Company of more than $3,000,000, the Seller may cure such breach by using its good faith efforts to cure such breach to the satisfaction of the Buyer prior to Closing, which may include by depositing into escrow on terms satisfactory to the Buyer an amount in cash for the benefit of the Buyer reasonably required by Buyer to recover any Losses arising from such breach (including fees and costs associated with pursuing such actions as the Buyer reasonably deems necessary to cure such breach); provided, further, however, that any costs or expenses required to cure such breach that are not fully paid in cash prior to the Closing or fully reflected in the Final Net Working Capital shall reduce the purchase price on a dollar-for-dollar basis, and (iii) each of the other representations and warranties set forth in Articles III and IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or any derivative thereof or “Company Material Adverse Effect” set forth therein) as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct as of such date), except, in the case of clause (iii), where the failure or failures of such representations or warranties of the Seller and the Company set forth in Articles III and IV hereof to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, and, in the case of clauses (i) through (iii) after giving effect to the applicable disclosures set forth in the Seller Disclosure Schedules and the Company Disclosure Schedules delivered to the Buyer;

(b)                                 each of the agreements and covenants of the Company and the Seller required to be performed and complied with by the Company and the Seller pursuant to this Agreement at or prior to Closing will have been duly performed and complied with in all material respects;

(c)                                  the Company or the Seller, as the case may be, shall have delivered to the Buyer each of the following:

(i)                                     a certificate of a duly authorized officer of the Company given on behalf of the Company, dated as of the Closing Date, stating that the conditions specified conditions in Sections 2.02(a) and (b) hereof as they relate to the Company and its Subsidiaries have been satisfied;

(ii)                                  a certificate of a duly authorized officer of the Seller given on behalf of the Seller, dated as of the Closing Date, stating that the conditions in Sections 2.02(a) and (b) hereof as they relate to the Seller have been satisfied;

(iii)                               (A) certified copies of the certificate of incorporation and bylaws of the Company and the resolutions of the Company’s board of directors approving this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby and (B) a certified copy of the certificate of formation and limited liability company operating agreement of the Seller and the resolutions of the Seller’s board of directors (or other governing body) approving this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby;

(iv)                              (A) pay-off letters or similar documents evidencing the discharge or payment in full of the Closing Date Indebtedness with respect to the Credit Facility, in each case in form and substance reasonably satisfactory to the Buyer (the “Payoff Letters”) and (B) termination statements on Form UCC-3, or other appropriate releases, which when filed will release and satisfy any and all Liens relating to the Closing Date Indebtedness with respect to the Credit Facility, together with proper authority to file such termination statements or other releases at and following the Closing, in each case in form and substance reasonably acceptable to the Buyer;

(v)                                 documents evidencing the release of all mortgages, deeds of trust and similar security instruments in recordable form with respect to any recorded Liens in connection with the Credit Facility (other than Permitted Liens) on any Real Property, together with proper authority to file such releases at and following the Closing, in each case in form and substance reasonably acceptable to the Buyer and any nationally recognized title insurance company;

(vi)                              stock certificates representing the Shares, duly endorsed in blank for transfer to, or accompanied by duly executed stock transfer powers executed in favor of, the Buyer or its nominee as the Buyer may have designated in writing to the Seller at least two Business Days prior to the Closing Date;

(vii)                           written resignations effective as of the Closing Date from all directors and officers of the Company and each of its Subsidiaries (other than those individuals listed on Section 2.02(c)(vii) of the Company Disclosure Schedules); and

(viii)                        the Escrow Agreement, duly executed by the Seller and the Escrow Agent.

(d)                                 from the date of this Agreement to the Closing Date, no Company Material Adverse Effect shall have occurred;

(e)                                  the Management Agreement shall have been terminated and, after giving effect to such termination, no management fees shall be payable, from and after the Closing, by the Company or any Subsidiary thereof, to any stockholder or Affiliate thereof; and

(f)                                    the Buyer’s Insurance Policy shall be in full force and effect in the form attached to the Binder Agreement as of the date hereof.

Notwithstanding anything to the contrary contained in this Agreement, the termination of the Swap Agreements shall not be a condition to the Buyer’s obligations and the Buyer and the Company may, after the Closing Date, choose to retain or terminate the Swap Agreements in their sole discretion and at their sole expense.

Section 2.03.                             Conditions to the Seller’s Obligations.  The obligations of the Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing:

(a)                                  (i) the representations and warranties contained in 5.02 shall be true and correct as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct as of such date), and (ii) each of the other representations and warranties set forth in Article V hereof shall be true and correct (without giving effect to any limitation as to “materiality” or any derivative thereof set forth therein) as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct as of such date) except, in the case of clause (ii), where the failure or failures of such representations or warranties of the Buyer set forth in Article V hereof to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on the ability of the Buyer to consummate the transactions contemplated by this Agreement, and, in the case of clauses (i) and (ii), after giving effect to the applicable disclosures set forth in the Buyer Disclosure Schedules delivered to the Seller;

(b)                                 each of the agreements and covenants of the Buyer required to be performed and complied with by the Buyer pursuant to this Agreement at or prior to Closing will have been duly performed and complied with in all material respects; and

(c)                                  the Buyer shall have delivered to the Seller each of the following:

(i)                                     a certificate of a duly authorized officer of the Buyer given on behalf of the Buyer, dated as of the Closing Date, stating that the conditions specified in Sections 2.03(a) and (b) hereof have been satisfied;

(ii)                                  to the Seller, by wire transfer of immediately available funds to accounts designated in writing by the Seller at least two Business Days prior to the Closing, the Estimated Purchase Price; and

(iii)                               the Purchase Price Adjustment Escrow Agreement, duly executed by the Buyer and the Escrow Agent.

(d)                                 to the Escrow Agent, by wire transfer of immediately available funds to accounts designated in writing by the Escrow Agent at least two Business Days prior to the Closing, the Purchase Price Adjustment Escrow Amount.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth in the Seller Disclosure Schedules, the Seller hereby represents and warrants as follows (it being understood that the Seller’s representations and warranties set forth in this Article III shall not include, and the Seller shall not make any representations or warranties with respect to, the assets, liabilities, operations or business of West Barrows Mix Pty Ltd. and its Subsidiaries (collectively, “Westmix”) irrespective of whether the pending acquisition of Westmix occurs prior to the Closing Date):

Section 3.01.                             Due Organization and Good Standing.  The Seller is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware.

Section 3.02.                             Execution, Delivery; Valid and Binding Agreements.  This Agreement and the Ancillary Agreements have been duly executed and delivered by the Seller, and assuming that this Agreement and the Ancillary Agreements have been duly executed and delivered by the other parties hereto and thereto, constitute, or, when executed by the other parties hereto and thereto, will constitute, valid and binding agreements of the Seller, enforceable against the Seller in accordance with their terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Laws from time to time in effect relating to creditors’ rights and remedies generally and general principles of equity).

Section 3.03.                             Authority.  The Seller has all requisite limited liability company power and authority to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder (including, without limitation, all right, power, capacity and authority to sell, transfer, convey and surrender the Shares as provided by this Agreement, subject to restrictions under applicable federal and state securities Laws), and the execution, delivery and performance by the Seller of this Agreement and the Ancillary Agreements have been duly authorized by all necessary limited liability company action on the part of the Seller and no other company proceedings are necessary to authorize the execution, delivery and performance by the Seller of this Agreement and the Ancillary Agreements.

Section 3.04.                             Non-Contravention; No Consents or Approvals.  Except as set forth in Section 3.04 of the Seller Disclosure Schedules, the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Seller, the consummation of the transactions contemplated hereby and thereby and the performance by the Seller of its obligations hereunder and thereunder does not and will not (i) (with or without due notice or lapse of time or both) require a consent, approval or notification under, conflict with or result in any breach of or acceleration of rights under, constitute a default under, result in a violation of or result in the creation of any Lien upon any material properties or assets of the Seller under (A) the provisions of the certificate of formation or limited liability operating company agreement of the Seller or (B) any of the terms, conditions or provisions of any Contract or Permit to which the Seller is a party or by which the Seller or any of its properties or assets is bound, (ii) require the authorization, consent, approval, qualification or waiver of, filings with or notice or other action to, with or by any Governmental Entity or any Person or (iii) violate any Order or Law applicable to the Seller or any of its properties or assets, except in the case of clauses (i)(B) and (ii) of this Section 3.04, that would not, individually or in the aggregate, have a material adverse effect on the ability of the Seller to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 3.05.                             Title and Ownership.  The Seller is the record owner of the Shares and has good, valid and marketable title to all of the issued and outstanding Shares, free and clear of all Liens.  The Seller is not a party to any option, warrant, purchase right or other contract or commitment that could require the Seller to sell, transfer, or otherwise dispose of any capital stock of the Company (other than this Agreement).  The Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of the Company.  Upon payment for the Shares by the Buyer pursuant to the terms of this Agreement, the Seller shall transfer to the Buyer good, valid and marketable title to the Shares, free and clear of all Liens and transfer restrictions (other than Liens imposed by the Buyer or any of its Affiliates and restrictions under applicable federal and state securities Laws).

Section 3.06.                             No Brokers’ Fees.  There are no claims for brokerage commissions, finders’ fees or other similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Seller, except for the fees and expenses of Credit Suisse Securities (USA) LLC and UBS Securities LLC, which shall be paid by the Seller at Closing and included within the Company Closing Costs.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Disclosure Schedules and except as disclosed in Ames’ Annual Report on Form 10-K for the fiscal year ended October 3, 2009, as filed on December 15, 2009, or Ames’ Current Reports on Form 8-K and Quarterly Reports on Form 10- Q filed with the SEC after such 10-K filing was made but prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature) to the extent that it is reasonably apparent on the face of the disclosed information that such disclosure is an exception to one or more of the following representations and warranties contained in this Article IV, the

Company hereby represents and warrants to the Buyer as follows (it being understood that the Company’s representations and warranties set forth in this Article IV shall not include, and the Company shall not make any representations or warranties with respect to, the assets, liabilities, operations or business of Westmix irrespective of whether the pending acquisition of Westmix occurs prior to the Closing Date, except for the representation in Section 4.03 which shall be deemed made with respect to Westmix solely to the Knowledge of the Company; provided that solely for purposes of such representation, the definition of “Knowledge of the Company” shall include Paul Jones:

Section 4.01.                             Organization and Power.   The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and the Company has all requisite corporate power and authority necessary to own, lease, license and operate its properties and assets and to carry on its businesses as now conducted.  The Company is qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified would have a Company Material Adverse Effect.

Section 4.02.                             Subsidiaries.  Except as set forth in Section 4.02(a) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries owns or holds the right to acquire any stock, equity interest, partnership interest or joint venture interest or other equity ownership interest in any other corporation, organization or entity.  Section 4.02(b) of the Company Disclosure Schedules sets forth the name of each Subsidiary of the Company, together with a list of each partnership, joint venture or other business entity in which the Company holds a direct or indirect interest, indicating the jurisdiction of its incorporation or organization and the Persons owning the outstanding capital stock of such Subsidiary or such partnership, joint venture or other business entity.  Each Subsidiary is duly organized, validly existing and (to the extent applicable) in good standing under the Laws of the jurisdiction of its incorporation or formation, and each Subsidiary has all requisite corporate or other power and authority necessary to own, lease, license and operate its properties and assets and to carry on its businesses as currently conducted.  Each Subsidiary of the Company is qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified would have a Company Material Adverse Effect.  There is no provision of the Company’s or any of its Subsidiaries’ governing or organizational documents that would restrict the ability to encumber any of the assets or equity interests of the Company or any of its Subsidiaries.  The Company has made available to the Buyer true, correct and complete copies of the governing or organizational documents of the Company and its Subsidiaries, in each case as amended through the date hereof.

Section 4.03.                             Non-Contravention; No Consents or Approvals.  Except as set forth in Section 4.03 of the Company Disclosure Schedules, the execution and delivery of this Agreement and the Ancillary Agreements by the Company, the consummation of the transactions contemplated hereby and thereby and the performance by the Company of its obligations hereunder and thereunder does not and will not (i) (with or without due notice or lapse of time or both) require a consent, approval or notification under, conflict with or result in any breach of or acceleration of rights under, constitute a default under, result in a violation of or result in the creation of any Lien upon any properties or assets of the Company or any of its Subsidiaries under (A) the provisions of the Company’s certificate of incorporation or bylaws or the governing or organizational documents of any of the Company’s Subsidiaries, or (B) any of

the terms, conditions or provisions of any Contract or Permit to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any their respective properties or assets is bound, (ii) require the authorization, consent, approval, qualification or waiver of, filings with or notice or other action to, with or by any Governmental Entity or any Person or (iii) violate any Order or Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, except in the case of clause (i)(B) and (ii) of this Section 4.03, that would not, individually or in the aggregate, have or reasonably be expected to have an adverse effect that is material on the Company and its Subsidiaries, taken as a whole, or have a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby in a timely manner.

Section 4.04.                             Execution; Delivery; Valid and Binding Agreements; Authority.   This Agreement and the Ancillary Agreements have been duly executed and delivered by the Company, and assuming that this Agreement and the Ancillary Agreements have been duly executed and delivered by the other parties hereto and thereto, constitute, or, when executed by the other parties hereto and thereto, will constitute, the valid and binding agreements of the Company, enforceable against the Company in accordance with their terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Laws from time to time in effect relating to creditors’ rights and remedies generally and general principles of equity).  The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings are necessary to authorize the execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements.

Section 4.05.                             Capitalization.  The authorized capital stock of the Company consists of 1,000 shares of common stock, par value $0.01 per share.  The Shares represent all of the issued and outstanding equity interests in the Company and the Seller is the record owner of all of the Shares.  All issued and outstanding shares of capital stock of each of the Company’s Subsidiaries are owned of record and beneficially by the Company or one of its Subsidiaries, in each case free and clear of all Liens, except as set forth in Section 4.05(a) of the Company Disclosure Schedules.  All of the Shares, and the outstanding shares of capital stock of each of the Subsidiaries of the Company, have been duly authorized and are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive right, rights of first refusal or similar rights.  All of the Shares, and the outstanding shares of capital stock of each of the Subsidiaries of the Company were issued in compliance with all applicable Laws, including securities Laws.  Except as set forth in Section 4.05(b) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries has issued or outstanding any other shares of capital stock, equity securities or securities containing any equity features, and there are no subscriptions, options, warrants, calls, commitments, phantom shares, phantom equity interests or other rights, agreements, undertakings or arrangements existing or outstanding obligating the Seller or the Company to issue, deliver or sell, or cause to be issued, delivered or sold, Shares or other equity interests in the Company or any of its Subsidiaries.  Except as set forth in Section 4.05(c) of the Company’s Disclosure Schedules, there are no agreements or other obligations (contingent or otherwise) which require the Company or any of its Subsidiaries to repurchase or otherwise acquire any shares of the Company’s capital stock or other equity securities.  Neither the Company nor any of its Subsidiaries is a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of any of the Company’s Subsidiaries.

Section 4.06.                             Financial Statements.  (a) The Company has furnished the Buyer with copies of: (i) the audited consolidated balance sheet as of October 3, 2009 (the “Balance Sheet Date”) of Holdco and its Subsidiaries (the “Latest Audited Balance Sheet”), and the related audited statements of operations and cash flow for the fiscal year ended October 3, 2009 (such statements, together with the Latest Audited Balance Sheet, the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet as of April 3, 2010 of Holdco and its Subsidiaries (the “Latest Unaudited Balance Sheet”) and the related statements of operations and cash flow for the six months ended April 3, 2010 (such statements, together with the Latest Unaudited Balance Sheet, the “Unaudited Financial Statements”).  Except as set forth in Section 4.06 of the Company Disclosure Schedules, the Audited Financial Statements and the Unaudited Financial Statements (collectively, the “Financial Statements”) have been prepared from and are in accordance with the books of account and other financial records of Holdco and its Subsidiaries, have been prepared in accordance with GAAP applied on a consistent basis and fairly present in all material respects the consolidated financial condition and the consolidated results of operations and cash flow of Holdco and its Subsidiaries as of the dates and for the periods referred to therein, subject, in the case of Unaudited Financial Statements, to normal, year-end adjustments (none of which are material individually or in the aggregate) and the lack of footnotes.

(b)                                 Since December 31, 2007 (the “Applicable Date”), Ames has timely filed or otherwise furnished (as applicable) all forms, statements, certifications, reports and documents with the SEC required to be filed or furnished by Ames under the Securities Act or the Exchange Act (such forms, statements, certifications, reports and documents as amended, supplemented, modified since the date of being furnished or filed, the “SEC Documents”).  As of their respective dates or, if amended, as of the date of the last amendment, the SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and any of the rules and regulations promulgated thereunder applicable to the SEC Documents.  As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the SEC Documents did not, and any SEC Document filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.  The Company has made available to the Buyer correct and complete copies of all material written correspondence between the SEC, on the one hand, and Ames and any of Ames’ Subsidiaries, on the other hand, occurring since the Applicable Date.  As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the SEC Documents.  As of the date of this Agreement, to the Knowledge of the Company, none of the SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(c)                                  Ames and its Subsidiaries have established and maintain internal controls and procedures and disclosure controls and procedures required by Rule 13a-15 and/or 15d-15 under the Exchange Act.  Such controls and procedures are designed to provide reasonable assurance and are effective in providing reasonable assurance (i) regarding the reliability of Ames’ financial reporting and the preparation of Ames’ financial statements for external purposes in accordance with GAAP and (ii) that Ames’ principal executive officer and its principal financial officer are alerted on a timely basis to material information relating to Ames required to be included in Ames’ periodic reports required under the Exchange Act.  Ames has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Ames’ auditors and the audit committee of the Seller’s Board of Directors (x) all significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect Ames’ ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Ames’ internal control over financial reporting.

Section 4.07.                             Absence of Certain Developments.  Since the Balance Sheet Date, the Company and its Subsidiaries (i) have not suffered any event, change, occurrence, facts or circumstances that has resulted in a Company Material Adverse Effect and (ii) have conducted their business in all material respects in the ordinary course of such business consistent with past practice, except in connection with this Agreement and the transactions contemplated herein.  In addition, without limiting the generality of the forgoing, except as set forth in Section 4.07 of the Company Disclosure Schedules and except as expressly contemplated by this Agreement, since the Balance Sheet Date, neither the Company nor any of its Subsidiaries has:

(a)                                  amended or authorized the amendment of its certificate or articles of incorporation, bylaws or similar organizational or constituent documents;

(b)                                 borrowed any amount or incurred Indebtedness except for the incurrence of Indebtedness under its existing revolving credit facility to meet ordinary working capital requirements;

(c)                                  mortgaged, pledged or subjected any portion of its properties or assets to any material Liens, except Liens for current property taxes not yet due and payable and for which adequate reserves have been established in the Financial Statements to the extent required by GAAP;

(d)                                 sold, leased, assigned, licensed or transferred any of its tangible properties, assets or any portion thereof, except sales of inventory in the ordinary course of business consistent with past practice;

(e)                                  sold, assigned, licensed or transferred any material Company Intellectual Property or other intangible assets;

(f)                                    issued, sold or transferred any of its equity interests or other equity securities, securities convertible into its equity interests or other equity securities or warrants, options or other rights to acquire its equity interests or other equity securities, or any bonds or debt securities;

(g)                                 declared or paid any dividends or made any distributions on the Company’s equity interests or other equity securities or redeemed or purchased any of the Company’s equity interests or other equity securities;

(h)                                 made any capital expenditures or commitments exceeding $225,000 per expenditure or commitment or $500,000 in the aggregate for all capital expenditures or commitments, or failed to make any capital expenditure in the ordinary course of business consistent with past practice or otherwise consistent with the most recent budget and forecasts provided to Buyer prior to the date hereof;

(i)                                     changed any of its accounting methods, principles or practices, except as required by GAAP, or changed any of the assumptions underlying, or methods of calculating, any bad debt, contingency or other reserve;

(j)                                     made any change in its trade payables and trade receivables and other credit collection and payment policies, including (i) acceleration of collections or receivables (including through the use of discounts for early payment, request for early payment or otherwise) and (ii) failure to pay payables when due or delay in payment of payables compared to past practices;

(k)                                  suffered any material damage, destruction or other casualty loss with respect to any properties or assets leased or owned by the Company or any of its Subsidiaries (whether or not covered by insurance);

(l)                                     waived any rights of material value or entered into any material transaction, except in the ordinary course of business consistent with past practice;

(m)                               amended or modified any employment contract, arrangement or severance entitlement to increase the compensation, severance or other benefits of any Employee whose annual base compensation is in excess of $100,000 other than as may be required under a pre-existing Contract or as may be required by applicable Law;

(n)                                 entered into any employment agreement whose annual base compensation is in excess of $100,000, stay bonus, change in control payment or other retention agreement or any collective bargaining agreement;

(o)                                 increased the compensation, including without limitation any severance benefits, of any present or former director, officer or Employee, except as may be required by any Contract as in effect on the date thereof (except, in the case of Employees who are neither directors nor officers of the Company or any of its Subsidiaries, in the ordinary course of business consistent with past practice);

(p)                                 established, entered into, adopted or amended any material Employee Benefit Plan, except as may be required by any then existing Employee Benefit Plan or Contract; and

(q)                                 committed or agreed to do any of the foregoing.

Section 4.08.                             Title to Properties.

(a)                                  The real property demised by the leases (the “Leases”) described in Section 4.08(a) of the Company Disclosure Schedules constitutes all of the real property leased, licensed or subleased (whether as tenant or subtenant) by the Company and its Subsidiaries (the “Leased Real Property”).

(b)                                 The Leases are in full force and effect, and, assuming good title in the landlord under the Leases, the Company or one of its Subsidiaries, as applicable, holds a valid and existing leasehold interest under each of the Leases for the term set forth in Section 4.08(a) of the Company Disclosure Schedules, free and clear of all Liens, except Permitted Liens and the subleases (the “Subleases”) described in Section 4.08(a) of the Company Disclosure Schedules, executed by the Company or one of its Subsidiaries, as sublandlord, with respect to the Leased Real Property.  The Company has made available to the Buyer a complete and accurate copy of each of the Leases and Subleases, and all amendments, modifications and supplemental agreements thereto, each as set forth on Section 4.08(a) of the Company Disclosure Schedules, and none of the Leases or Subleases has been modified in any material respect except to the extent that such modifications are disclosed by the copies made available to the Buyer prior to the date hereof.  Neither the Company nor any of its Subsidiaries is in default in any material respect under any of such Leases or Subleases, nor has there occurred with respect to the Company or its Subsidiaries or, to the Knowledge of the Company, any other party to the Leases or Subleases any event which with the passage of time or the giving of notice or both (x) would constitute a breach or default, except for breaches or defaults that are not material, or (y)  increase in any material respect of any obligations, liabilities or restrictions of the Company or its Subsidiaries under the Leases.  Neither the Company nor any of its Subsidiaries is obligated to pay any leasing or brokerage commission relating to any of the Leases or Subleases that has not already been paid and has no obligation to pay any leasing or brokerage commission upon the renewal of any of the Leases or Subleases.  No construction, alteration or other leasehold improvement work remains to be paid for or to be performed by the Company or its Subsidiaries under any Leases or Subleases.  Neither the Company nor any of its Subsidiaries has any outstanding obligations to provide deposits, letters of credit or other credit enhancements to retain its rights under the Leases or otherwise operate its business at the Leased Real Property.

(c)                                  Section 4.08(c) of the Company Disclosure Schedules contains a true and complete list of all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property” and, together with the Leased Real Property, the “Real Property”).

(d)                                 The Company or its Subsidiaries, as applicable, has good and marketable fee simple title to all Owned Real Property free and clear of all Liens, except Permitted Liens.  Except as disclosed in Section 4.08(d) of the Company Disclosure Schedules, there are no outstanding options, repurchase rights or rights of first refusal to purchase or lease any Owned Real Property, or any portion thereof or interest therein to which the Company or its Subsidiaries is a party.

(e)                                  The Company or its Subsidiaries presently enjoy peaceful and undisturbed possession of its Real Property sufficient for current use and operations, subject to the Permitted Liens and any Subleases.  Neither the Company, any of its Subsidiaries or the

Seller, nor, to the Knowledge of the Company, any landlord of Leased Real Property has received written notice of any material eminent domain, condemnation or other similar proceedings pending or threatened against the Company (or any Subsidiary of the Company) or with respect to, or otherwise affecting any portion of, the Real Property.  Except as set forth in Section 4.08(e) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries is in violation of any covenant, condition, restriction, easement or order of any governmental authority having jurisdiction over the Real Property or the use or occupancy thereof, except for such violations as would not materially interfere with the continued use and operations of the Real Property to which they relate or materially adversely affect the value of any Owned Real Property for its current use.  Except as set forth in Section 4.08(e) of the Company Disclosure Schedules, the Real Property is in compliance in all material respects with all applicable building, zoning, subdivision, health and safety and other land use and similar applicable laws, rules and regulations, permits, licenses and certificates of occupancy affecting the Real Property, and neither the Company, any of its Subsidiaries or the Seller nor, to Knowledge of the Company, any landlord of Leased Real Property has received any notice of any violation or claimed violation by the Company or any of its Subsidiaries of any such laws, rules and regulations with respect to the Real Property which have not been resolved or for which any obligation of the Company remains to be fulfilled, including but not limited to payments of monetary damages, fines or penalties, or completion of any remedial or corrective measures.  Except as set forth on Section 4.08(e) of the Company Disclosure Schedules, (i) the Real Property is adequately served by utilities, parking and other building services necessary for its current use and for compliance with all applicable laws, rules, regulations, permits, licenses and certificates of occupancy and (ii) the buildings and other improvements at each Real Property are structurally sound and the systems located therein are in good working order and condition.  Neither the Company nor any of its Subsidiaries operate their business at any location other than those listed as Leased Real Properties and Owned Real Properties in Section 4.08(c) of the Company Disclosure Schedules.

Section 4.09.                             Tax Matters.  Except as set forth in Section 4.09 of the Company Disclosure Schedules:

(a)                                  The Company and each of its Subsidiaries have filed, or has caused to be filed on its behalf, all Tax Returns which are required to be filed by it, and all such Tax Returns are true, complete and correct in all respects.

(b)                                 The Company and each of its Subsidiaries have timely paid or properly accrued as of the date hereof all Taxes due and owning by it (whether or not actually shown on its Tax Returns).  The Company and each of its Subsidiaries have, within the time and in the manner prescribed by applicable Law, withheld and fully paid over to the appropriate taxing authority all Taxes which they are required to withhold from amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.  There are no Liens for Taxes (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries.  Since the Balance Sheet Date, the Company has not incurred any Liability for Taxes other than in the ordinary course of business.

(c)                                  Neither the Company nor any of its Subsidiaries have waived any statute of limitations with respect to any Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency, which waiver or extension is still outstanding.  None of the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return.

(d)                                 There are no pending or threatened audits or administrative or judicial Proceedings, similar examinations or additional Tax assessments from any authority with respect to any Tax Returns of the Company or any of its Subsidiaries.  There are no current, pending or threatened tax assessments proposed by any Governmental Entity that would affect the liability of the Company or any of its Subsidiaries with respect to Taxes.  Except for claims that have been settled, closed or otherwise resolved or which are set forth on Section 4.09 of the Company Disclosure Schedules, no claim has ever been made by any taxing authority in any jurisdiction where the Company or any of its Subsidiaries does not file a particular Tax Return that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction or is required to submit any Tax Returns to such jurisdiction.  Neither the Company nor any of its Subsidiaries has granted any power of attorney with respect to any matters related to Taxes that is currently in force.

(e)                                  To the extent the acquisition of interests in the Seller by the Employees were governed by Section 83 of the Code, such Employees each made valid elections described in Section 83(b) of the Code with respect to such interests in the Seller.

(f)                                    None of the Company or any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any comparable provision of state, local or foreign Tax law) (including any payment deemed to be made in connection with the transactions contemplated by this Agreement).

(g)                                 Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) adjustment made on or prior to the Closing Date pursuant to Section 481(a) of the Code (or any comparable provision of state, local or foreign Tax Law), (B) change in method of accounting for a taxable period ending on or prior to the Closing Date; (C) agreement with any taxing authority executed on or prior to the Closing Date; (D) intercompany transaction or excess loss account described in U.S. Treasury Regulations under Section 1502 of the Code (or any corresponding or comparable provision of state, local or foreign income Tax Law) for taxable periods ending on or prior to the Closing Date; (E) installment sale or open transaction disposition made on or prior to the Closing Date; or (F) prepaid amount received on or prior to the Closing Date.  Neither the Company nor any of its Subsidiaries has any election in effect pursuant to Section 108(i) of the Code.

(h)                                 The Company and each of its United States Subsidiaries is a member of the same affiliated, combined, consolidated unitary or other similar group, the parent of which was the Company, prior to the Closing Date under any provision of U.S. federal, local, state or foreign Law.

(i)                                     Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated, combined, consolidated, unitary or other similar group during the period commencing with the Seller’s ownership of the Company and ending on the Closing Date under any provision of U.S. federal, state, local or foreign Law (other than a group the common parent of which was the Company) or (B) is a party to, is bound by or has any obligation under, any agreement relating to allocating or sharing the payment of, or liability for, Taxes, or has liability for Taxes of another Person (other than the Company or any of its Subsidiaries) under Section 1.1502-6 of the U.S. Treasury Regulations (or comparable provisions of state, local or foreign law), as a transferee or successor or by contract.

(j)                                     Neither the Company nor any of its Subsidiaries has any indemnity obligation for any Taxes imposed under Section 4999 or 409A of the Code.

(k)                                  Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Code Section 361.

(l)                                     Section 4.09(l) of the Company Disclosure Schedules correctly sets forth (i) each entity classification election that has been made pursuant to Section 301.7701-3 of the U.S. Treasury Regulations with respect to the Company and each of its Subsidiaries, and (ii) with respect to each such election, (A) the U.S. federal income Tax classification (under Section 301.7701-3 of the U.S. Treasury Regulations) pursuant thereto, (B) the effective date thereof, and (C) whether such election was effective on the date of formation for the Company and each of its Subsidiaries.  No entity classification election pursuant to Section 301.7701-3 of the U.S. Treasury Regulations has been made for the Company or any of its Subsidiaries within the last 60 months.

(m)                               Section 4.09(m) of the Company Disclosure Schedules correctly sets forth a list of all Subsidiaries of the Company that have been treated as a “controlled foreign corporation” (as defined in Section 957 of the Code) for U.S. federal income Tax purposes during the period of time that the Seller has owned the Company.  Except as disclosed in Section 4.09(m) of the Company Disclosure Schedules, during the period of time that the Seller has owned the Company, the Company has never recognized any “subpart F income” (within the meaning of Section 952 of the Code) with respect to any of the Subsidiaries listed in Section 4.09(m) of the Company Disclosure Schedules and none of the Subsidiaries listed in Section 4.09(m) of the Company Disclosure Schedules own directly or indirectly any “United States property” (within the meaning of Section 956 of the Code).

(n)                                 Neither the Company nor any of its Subsidiaries is or has been a party to any “reportable transaction,” as defined in U.S. Treasury Regulation Section 1.6011-4(b).

(o)                                 Neither the Company nor any of its Subsidiaries is resident for Tax purposes or has a branch, permanent establishment, agency of other taxable presence in any jurisdiction other than its jurisdiction of organization.

(p)                                 The Seller (i) is classified as either a disregarded entity owned by a United States partnership or as a United States partnership for U.S. federal income Tax purposes, (ii) is not a “publicly traded partnership” within the meaning of Section 7704 of the Code, if applicable, and (iii) has filed any applicable Tax Returns consistent with the representations in (i) and (ii) above

(q)                                 The Swap Arrangements (i) are “hedging transactions” (as defined in Section 1221(b) of the Code), (ii) were clearly identified as a “hedging transaction” (as defined in Section 1221(b) of the Code) before the close of the day on which they were acquired, originated, or entered into and (iii) were entered into by Ames in the ordinary course of Ames’ trade or business.

Section 4.10.                             Contracts and Commitments.

(a)                                  As of the date hereof, except as set forth in Section 4.10 of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries is party to, nor bound by, any:

(i)                                     Contract for the employment of any officer, individual employee or other person on a full-time or consulting basis with annual payments in excess of $100,000;

(ii)                                  Contract relating to Indebtedness of the Company or any of its Subsidiaries or to mortgaging, pledging or otherwise placing a Lien on any material portion of the assets of the Company or any of its Subsidiaries;

(iii)                               material guarantee of any obligation for Indebtedness or other material guarantee;

(iv)                              Contract under which it is lessee of, or holds or operates any personal property, owned by any other party, for which the annual rental exceeds $250,000;

(v)                                 Contract under which it is lessor of or permits any third party to hold or operate any personal property, for which the annual rental exceeds $250,000;

(vi)                              Contract that involves the performance of services or delivery of goods or materials by the Company or any of its Subsidiaries resulting in annual revenue to the Company and its Subsidiaries in excess of $500,000;

(vii)                           Contract that involves the performance of services for, or delivery of goods or materials to, the Company or any of its Subsidiaries resulting in annual expense to the Company and its Subsidiaries in excess of $500,000;

(viii)                        Contract which prohibits the Company or any of its Subsidiaries from freely engaging in any business in any geographical area or contains any exclusivity provisions or restrictions binding on the Company and its Subsidiaries or that would be binding on the Buyer and its Affiliates after the Closing;

(ix)                                joint venture, partnership or limited liability company agreement or other similar Contract;

(x)                                   Contract relating to interest rate, derivative or hedging transactions;

(xi)                                Contract between the Company or any Subsidiary thereof, on the one hand, and any officer, director, employee, holder of Shares or other equity interests or Affiliate of the Company or any of its Subsidiaries, on the other hand (but excluding any Contracts required to be disclosed pursuant to clause (i) above or would be required to be disclosed if not for the dollar threshold set forth therein);

(xii)                             IP Licenses requiring annual payment to or from the Company or any of its Subsidiaries in excess of $50,000 (other than a shrink wrap or similar license for generally available Software on reasonable terms for a license fee of no more than $25,000), or that otherwise are material to the Company or any Subsidiary thereof (including with respect to any material product); and

(xiii)                          any other Contract or arrangement that is material to the Company and its Subsidiaries, taken as a whole.

(b)                                 The Buyer either has been supplied with, or has been given access to, a true and correct copy of all written Contracts (together with all material amendments, waivers or other modifications thereto) required to be set forth in Section 4.10 of the Company Disclosure Schedules (collectively, the “Material Contracts”).

(c)                                  Each Material Contract is in full force and effect and constitutes a legal, valid and binding obligation of the Company or its Subsidiaries and, to the Knowledge of the Company, the other parties thereto, and is enforceable against the Company or such Subsidiary in accordance with its terms (except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Laws from time to time in effect relating to creditors’ rights and remedies generally and general principles of equity).  Neither the Company nor any of its Subsidiaries is in breach or default of any Material Contract in any material respect, nor has the Company or any of its Subsidiaries received written (or to the Company’s Knowledge, oral) notice of any such material breach or default, and, to the Knowledge of the Company, no condition or event or fact exists which, with notice, lapse of time or both, would constitute a material breach or default thereof on the part of the Company or such Subsidiary or result in a termination thereof or permit other changes of any right or obligation or loss of benefit thereunder.  To the Knowledge of the Company, no other party to any Material Contract is in breach or default in any material respect thereunder, nor does any condition exist that, with notice or lapse of time, or both, would constitute a material breach or default by such other party thereunder.  Neither the Company nor any of its Subsidiaries has received any notice of termination or cancellation under any Material Contract.

Section 4.11.                             Intellectual Property.

(a)                                  Section 4.11(a) of the Company Disclosure Schedules sets forth a complete and accurate list of all registrations and applications for registration of the Company Intellectual Property and material unregistered trademarks owned by the Company or any of its Subsidiaries.  The Company and its Subsidiaries, as the case may be, exclusively own or possess the valid right to use all Intellectual Property used in connection with the operation of the business of the Company and its Subsidiaries as currently conducted free and clear of any Liens (other than Permitted Liens).

(b)                                 The Intellectual Property listed on Section 4.11(a) of the Company Disclosure Schedules has been duly registered in, applied for, filed in, or issued by the United States Patent and Trademark Office (“USPTO”), United States Copyright Office (“USCO”), a duly accredited and appropriate domain name registrar, the appropriate offices in the various states of the United States, or the appropriate offices of other jurisdictions (foreign and domestic), and each such registration, filing and issuance remains valid, enforceable, and in full force and effect and is registered in the name of the Company or a Subsidiary of the Company.

(c)                                  To the Knowledge of the Company, the operation and conduct of the Company’s and the Company’s Subsidiaries’ business (including, without limitation, the manufacturing, marketing, licensing, sale or distribution of products and use of the Company Intellectual Property in such businesses) does not violate, infringe, misappropriate, misuse, or otherwise conflict with any Intellectual Property rights of any third party.  Except as set forth in Section 4.11(c) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries has received any written notices of infringement or misappropriation of any Intellectual Property rights of any other Person.  There are no pending, or, to the Company’s Knowledge, threatened claims or proceedings against the Company or any of its Subsidiaries by or before any Person or Governmental Entity involving the ownership, validity, enforceability or use of any Intellectual Property.  Except as set forth in Section 4.11(c) of the Company Disclosure Schedules, there are no interferences, cancellation proceedings, oppositions, or other contested proceedings pending in the USPTO, USCO, or any Governmental Entity relating to any Company Intellectual Property owned by the Company or any of its Subsidiaries.

(d)                                 Except as set forth in Section 4.11(d) of the Company Disclosure Schedules, to the Knowledge of the Company, no Person is currently infringing or misappropriating any Intellectual Property owned by the Company or its Subsidiaries nor has the Company or any of its Subsidiaries made any claim in writing of a violation, infringement, misuse, or misappropriation by any Person of its rights to, or in connection with any of the Company Intellectual Property, which claim is still pending.

(e)                                  The Company’s IT Systems operate and perform in all material respects as currently required to operate the business of the Company and its Subsidiaries.  The Company IT Systems have not materially malfunctioned or failed and have been repaired or replaced within the last three years.  The Company has implemented reasonable backup, disaster recovery, virus protection, firewall, and other information technology security technology and procedures consistent with applicable regulatory standards and best industry practice.

Section 4.12.                             Litigation.  Except as set forth in Section 4.12 of the Company Disclosure Schedules, there are no Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, at law or in equity, or before or by any Governmental Entity involving (i) the Company or its Subsidiaries, (ii) the properties or assets of the Company or its Subsidiaries or (iii) the officers, directors or employees of the Company or its Subsidiaries, in their capacity as officers, directors or employees, in each case other than such Proceedings that, if determined adversely against the Company, would not reasonably be expected to result in monetary damages in excess of $100,000 or injunctive or other equitable relief against the Company or any of its Subsidiaries.  Except as set forth in Section 4.12 of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries is subject to any outstanding judgment, Order or decree of any Governmental Entity.

Section 4.13.                             No Brokers’ Fees.  There are no claims for brokerage commissions, finders’ fees or other similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Company, except for the fees and expenses of Credit Suisse Securities (USA) LLC, UBS Securities LLC, Robert W. Baird & Co. Inc., and Transworld Capital Group, Ltd. which shall be paid by the Seller at Closing.

Section 4.14.                             Employee Benefit Plans.

(a)                                  Set forth on Section 4.14(a) of the Company Disclosure Schedules, is a true and complete list of each (i) “employee benefit plan” (as defined in Section 3(3) of ERISA, and (ii) all other pension, retirement, supplemental retirement, stock-based, stock purchase, stock ownership, stock option, deferred compensation, excess benefit, profit sharing, bonus, incentive, employment, severance, termination, change in control, paid time off, health, life, disability, group insurance, vacation, holiday and fringe benefit plan, program or arrangement (whether written or unwritten), maintained, contributed to, or required to be contributed to, by the Company or under which the Company has any liability (all within the United States) (the “Employee Benefit Plans”).

(b)                                 As applicable with respect to each Employee Benefit Plan, the Company has made available to Buyer, true and complete copies of (i) each Employee Benefit Plan document, including all amendments thereto, and in the case of an unwritten material Employee Benefit Plan, a written description thereof, (ii) all trust documents, investment management contracts, custodial agreements and insurance contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recent annual reports (Form 5500 and all schedules thereto) filed with the Internal Revenue Service (“IRS”) or the Department of Labor (“DOL”), (v) the most recent IRS determination letter and each currently pending application to the IRS for a determination letter, (vi) the three most recent summary annual reports, actuarial reports, financial statements and trustee reports, (vii) the most recent annual premium payment forms filed with the Pension Benefit Guaranty Corporation (“PBGC”), and (viii) all records, notices and filings made, or received, by the Company or any ERISA Affiliate during the last three years concerning IRS or DOL audits or investigations, “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code and “reportable events” within the meaning of Section 4043 of ERISA.

(c)                                  The Company and each of its Subsidiaries are in compliance in all material respects with the provisions of ERISA and the Code applicable to the Employee Benefit Plan.  Each Employee Benefit Plan has been maintained, operated and administered, and in all material respects, in accordance with its terms.

(d)                                 The Employee Benefit Plans, which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA, and which are intended to meet the qualification requirements of Section 401(a) of the Code, have received determination letters from the IRS to the effect that such plans are qualified and the trusts in respect thereof are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, as amended, and each such Employee Benefit Plan is so qualified and the trusts in respect thereof are exempt from federal income taxes.

(e)                                  All contributions to, and payments from, the Employee Benefit Plans, which have been required to be made in accordance with the Employee Benefit Plans and, when applicable, Section 302 of ERISA or Sections 412 and/or 430 of the Code, have, in all material respects, been timely made.  All payments under the Employee Benefit Plans, except those to be made from a trust qualified under Section 401(a) of the Code, for any period ending before the Closing Date that are not yet, but will be, required to be made are properly accrued and reflected on the Financial Statements.  No asset of the Company, and no asset of an ERISA Affiliate, which is to be acquired by Buyer pursuant to this Agreement, is subject to any Lien under Code Section 401(a)(29), ERISA Section 302(f), Code Section 412(n), Code Section 430(k) or ERISA Section 4068 or arising out of any action filed under ERISA Section 4301(b).

(f)                                    The Company and each of its Subsidiaries have complied with the notice and continuation coverage requirements of Section 4980B of the Code and the regulations thereunder with respect to each Employee Benefit Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code. Each Employee Benefit Plan is in compliance in all material respects with the applicable provisions of the Health Insurance Portability and Accountability Act of 1996 and the regulations issued thereunder.

(g)                                 Except as set forth on Section 4.14(g) of the Company Disclosure Schedules, there are no pending audits or investigations by any Governmental Entity involving any Employee Benefit Plan, no termination proceedings involving any Employee Benefit Plan, and no threatened or pending claims (except for individual claims for benefits payable in the normal operation of the Employee Benefit Plans), suits or Proceedings involving any Employee Benefit Plan or asserting any rights or claims to benefits under any Employee Benefit Plan, nor, to Knowledge of the Company, are there any facts which could reasonably give rise to any liability in the event of any such audit, investigation, claim, suit or Proceeding.

(h)                                 Neither the Employee Benefit Plans, any trusts created thereunder, the Company, any ERISA Affiliate, nor, to the Knowledge of the Company, any employee of the foregoing, nor, to the Knowledge of the Company, any trustee, administrator or other fiduciary thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 4975 of the Code or Section 406 of ERISA).

(i)                                     Neither the Company nor any ERISA Affiliate has incurred any material liability to the PBGC with respect to any Employee Benefit Plan subject to Title IV of ERISA, other than for the payment of premiums, all of which have been paid when due that could result in any liability to the Company.  No Employee Benefit Plan nor any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA of any ERISA Affiliate (an “ERISA Affiliate Plan”) has applied for or received a waiver of the minimum funding standards imposed by Section 412 of the Code.  The PBGC has not instituted Proceedings to terminate any Employee Benefit Plan or any employee benefit plan sponsored by an ERISA Affiliate or to appoint a trustee or administrator of any such Employee Benefit Plan, and no circumstances exist that constitute grounds under Title IV of ERISA for any such Proceeding.  For each year beginning on or after January 1, 2008, the Company has made contributions to each Employee Benefit Plan and each ERISA Affiliate has made contributions to its respective ERISA Affiliate Plans, which in each case is subject to Section 412 of the Code that is not less than the minimum required contribution under Section 430 of the Code.

(j)                                     Neither the Employee Benefit Plans nor any such trust has been terminated nor have there been any “reportable events” (as defined in Section 4043 of ERISA and the regulations thereunder) with respect to either thereof.

(k)                                  At no time has (i) the Company or (ii) any ERISA Affiliate, incurred any liability which could subject the Buyer to liability under Sections 4062, 4063, 4064 or 4069 of ERISA.

(l)                                     At no time, has the Company or any ERISA Affiliate, been required to contribute to, or incurred any withdrawal liability, within the meaning of Section 4201 of ERISA to any Multiemployer Plan nor does the Company or ERISA Affiliate have any potential withdrawal liability arising from a transaction described in Section 4204 of ERISA nor does the Company or ERISA Affiliate have any potential liability arising from an event described in Section 4241 of ERISA.

(m)                               With respect to each Employee Benefit Plan that is a defined benefit pension plan, the Company has provided the Buyer with an actuarial statement setting forth the unfunded liabilities and projected costs of such plan as of December 31, 2009.  With respect to each Employee Benefit Plan that is a retiree medical plan or a retiree life insurance plan, the Company has provided the Buyer with financial information setting forth the unfunded liabilities and projected costs of such plan as of December 31, 2009 and, except as set forth on Section 4.14(m) of the Company Disclosure Schedules, to the Knowledge of the Company, there exists no current or reasonably foreseeable circumstances or set of facts (other than standard benefit accruals pursuant to the terms of the applicable Employee Benefit Plans) which would be likely to result in a material increase in such unfunded liabilities or projected costs between such date and the Closing.

(n)                                 Except as set forth on Section 4.14(n) of the Company Disclosure Schedules, no Employee Benefit Plan provides benefits, including, without limitation, death or medical benefits, beyond termination of service or retirement other than (i) coverage mandated by law or (ii) death or retirement benefits under an Employee Benefit Plan qualified under Section 401(a) of the Code.

(o)                                 Except as set forth on Section 4.14(o) of the Company Disclosure Schedules, the Company’s execution of, and performance of the transactions contemplated by this Agreement will not either alone or in connection with any other event(s) (i) result in any payment becoming due to any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries, (ii) increase any amount of compensation or benefits otherwise payable under any Employee Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Employee Benefit Plan, (iv) require any contributions or payments to fund any obligations under any Employee Benefit Plan or (v) limit the right to merge, amend or terminate any Employee Benefit Plan.

(p)                                 No payment, acceleration, vesting or increase in benefits which is or may be made by, from or with respect to any Employee Benefit Plan or otherwise, to any employee, former employee, director or agent of the Company or any ERISA Affiliate, either alone or in conjunction with any other payment, event or occurrence, will or could properly be characterized as an “excess parachute payment” under Section 280G of the Code.  No such employee, former employee, director or agent of the Company or any ERISA Affiliate has any “gross up” agreements or other assurance of reimbursement for any Taxes resulting from any such “excess parachute payments.”

(q)                                 Section 4.14(q) of the Company Disclosure Schedules sets forth the name, title, current annual salary, and bonus potential, if applicable, of all present officers and employees of the Company and its Subsidiaries whose rate of annual compensation, including any bonus potential, equals or exceeds $100,000 together with a statement of the full amount of all remuneration paid by the Company or any of its Subsidiaries to each such person, during the twelve (12)-month period ending October 3, 2009.

(r)                                    The Company and its Subsidiaries have, for purposes of each Employee Benefit Plan and for all other purposes, correctly classified all individuals performing services for the Company and its Subsidiaries as common law employees, independent contractors or agents, as applicable.

(s)                                  With respect to any Employee Benefit Plan that is a nonqualified deferred compensation plan (as defined in Section 409A(d)(1) of the Code), (i) such plan has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and the guidance issued thereunder and (ii) since January 1, 2009, such plan complies in form and operation with Section 409A of the Code and the guidance issued thereunder.

(t)                                    The only material welfare, pension, retirement, supplemental retirement, stock-based, stock purchase, stock ownership, stock option, deferred compensation, excess benefit, profit sharing, bonus, incentive, employment, severance, termination, change in control, paid time off, health, life, disability, group insurance, vacation, holiday and fringe benefit plan maintained, contributed to, or required to be contributed to, or required to be contributed to, by the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has any liability, including any such plan required to be maintained or contributed to by the Law of the relevant jurisdiction, which would be described in Section 4.14(a) above, but for the fact that such plans are maintained outside the jurisdiction of the United States (but excluding plans maintained by a governmental entity), are listed on Section 4.14(a) of the Company Disclosure Schedules (the “Foreign Plans”).

(u)                                 The Company has made available to Buyer, true and complete copies of each written Foreign Plan including all amendments thereto, and in the case of an unwritten material Employee Benefit Plan, a written description thereof.

(v)                                 The Company, its Subsidiaries and each of the Foreign Plans are in compliance in all material respects with the applicable Laws of each jurisdiction in which any of the Foreign Plans are maintained and each such Foreign Plans has been administered, in all material respects, in accordance with its terms.

(w)                               All contributions to, and payments from, the Foreign Plans (other than payments to be made from a trust, insurance contract or other funding medium) which may have been required to be made in accordance with the terms of any such plan, and, when applicable, the Law of the jurisdiction in which such plan is maintained, have, in all material respects, been timely made.

(x)                                   Except as set forth on Section 4.14(x) of the Company Disclosure Schedules, the assets of each of the Foreign Plans (which would be an employee pension benefit plan as defined in Section 3(2) of ERISA if such plan were maintained in the United States or otherwise provides retirement, medical or life insurance benefits following retirement) are at least equal to the liabilities of such plans.

(y)                                 There are no pending investigations by any Governmental Entity involving the Foreign Plans, no claims pending or threatened in writing (except for claims for benefits payable in the normal operation of the Foreign Plans), suits or proceedings against any Foreign Plan or asserting any rights or claims to benefits under any Foreign Plan which could give rise to any liability, nor, are there any facts that could give rise to any material liability in the event of such investigation, claim, suit or proceeding.

Section 4.15.                             Employment Matters.  Except as set forth in Section 4.15 of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or any other Contract with a labor union or labor organization.  Except as set forth in Section 4.15 of the Company Disclosure Schedules, no employees of the Company or any of its Subsidiaries (the “Employees”), in their capacity as such, are represented by any labor union or labor organization.  To the Company’s Knowledge, there are no organizing activities or campaigns in progress with respect to any of the Employees.  There is no pending or, to the Knowledge of the Company, threatened labor dispute, strike, slowdown, work stoppage or lockout at the Company or any of its Subsidiaries, and there has been no such actions since January 1, 2007.  Except as set forth on Section 4.15 of the Company Disclosure Schedules, there is no unfair labor practice, charge or complaint pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.  Neither Company nor any of its Subsidiaries has engaged in any plant closing or employee layoff activities violating or giving rise to the requirement that notice be given to any Employee under the Worker Adjustment and Retraining Notification Act or under any similar state or local Law since January 1, 2005.  The Company and its Subsidiaries are and have been since January 1,

2007 in compliance, in all material respects, with all applicable Law relating to labor or labor relations and employment terms and conditions, including any provision thereof relating to (i) wages, hours, bonuses, commissions, termination pay, vacation pay, sick pay, fringe benefits, employee benefits, health insurance continuation (COBRA), and the payment and/or accrual of the same and all insurance and all other costs and expenses applicable thereto; (ii) unlawful, wrongful, retaliatory, or discriminatory employment or labor practices; (iii) occupational health and safety standards, (iv) immigration, workers’ compensation, disability, unemployment compensation, whistleblower laws, and other employment laws; and neither Company nor any of its Subsidiaries is liable for any arrearage, or any costs or penalties for failure to comply with any of the foregoing.  All Employees who perform work in the United States are authorized to work in the United States, and a Form I-9 has been properly completed and retained with respect to each Employee.  To the Knowledge of the Company, the activities of the Employees for the Company and its Subsidiaries do not conflict with or constitute a breach of the terms of any employment agreement, intellectual property disclosure agreement, restrictive covenant, or other agreement by which such Employee is obligated or bound, and neither the Company nor any of its Subsidiaries has received (within the past two years) any written allegation to such effect.

Section 4.16.                             Compliance with Laws.  Except as set forth in Section 4.16 of the Company Disclosure Schedules, the Company and each of its Subsidiaries are in compliance in all material respects with all applicable Laws.  Since January 1, 2009, neither the Company nor any of its Subsidiaries (i) has received any written notice from any Governmental Entity asserting that the Company or any of its Subsidiaries is not in material compliance with any material applicable Law or Order or (ii) entered into or been subject to any material Order with respect to any aspect of its business, operations, properties, assets or employees or received any material request for information, notice, demand letter, administrative inquiry or formal complaint or claim from any Governmental Entity with respect to any of the foregoing.  To the Knowledge of the Company, neither the Company nor any of its Subsidiaries are under investigation by any Governmental Entity with respect to any potential material violation of any applicable Laws.  To the Knowledge of the Company, since the Balance Sheet Date, no Laws have been proposed or enacted which would reasonably be expected to require a material modification in the manner in which the businesses of the Company and its Subsidiaries are operated, either before or after the Closing Date.  This Section 4.16 does not relate to environmental matters, it being the intent of the Parties hereto that environmental matters are solely the subject of Section 4.17 of this Agreement.

Section 4.17.                             Environmental Compliance.  Except as set forth in Section 4.17 of the Company Disclosure Schedules: (i) the Company and its Subsidiaries have obtained and possess all material Permits required by applicable Law relating to pollution or to protection of the environment, natural resources, or human health and safety (“Environmental Laws”), all applications for renewal of such Permits have been timely filed, and none of the Company and the Subsidiaries has been advised in writing by any Governmental Entity of any actual or potential material change in status or terms and conditions of any such Permits; (ii) except with respect to matters that have been fully and finally settled or resolved, the Company and its Subsidiaries are in and for the past six (6) years have been in, material compliance with all terms and conditions of such Permits and with all other Environmental Laws;  (iii) except with respect to matters that have been fully and finally settled or resolved, none of the Company or its Subsidiaries has received any written notice regarding any actual or alleged material violation of

Environmental Laws, or any investigatory, remedial, corrective or payment obligations under Environmental Laws, (“Environmental Claim”), relating to any of the Real Property or any other real property formerly owned, leased or occupied by the Company, its Subsidiaries or their predecessors; (iv) there are no pending Orders or Proceedings arising under Environmental Laws against the Company, its Subsidiaries, or, to the Knowledge of the Company, their predecessors, and, to the Knowledge of the Company, no such Orders or Proceedings are threatened; (v) to the Knowledge of the Company, none of the Company or its Subsidiaries, or any of their predecessors, has Released any Hazardous Materials at, from or on any real property, including the Real Property, other than in material compliance with Environmental Law or in a manner which would not reasonably be expected to result in material liability of the Company or any Subsidiary under Environmental Law or Releases of a minor or de minimis nature, that would not reasonably be expected to result in material liability of the Company or any Subsidiary under Environmental Law; (vi) to the Knowledge of the Company, no Environmental Claims have been asserted against the Company arising out of any facilities that may have received Hazardous Materials generated by the Company or any predecessor in interest which is reasonably likely to result in liability under Environmental Laws; (vii) the Company has made available to the Buyer material reports, assessments, investigation results, audits and other documents in the possession, custody or control of the Company or the Subsidiaries sufficient to describe the actual or potential material liability of the Company and the Subsidiaries pursuant to Environmental Law;  and (viii) none of the Company or its Subsidiaries has assumed by Contract, including by indemnity agreement, any material liabilities related to Hazardous Materials or Environmental Law.  Except for Section 4.03, Section 4.06 and Section 4.19 (but only to the extent such Sections relate to Environmental Laws or compliance with Environmental Laws), the representations and warranties contained in this Section 4.17 constitute the sole and exclusive representations and warranties of the Company in connection with environmental matters.

Section 4.18.                             Insurance.  The Company maintains insurance policies in such amounts and against such losses and risks as are customary for the operation of such business.  Section 4.18 of the Company Disclosure Schedules contains a true and complete list of each insurance policy owned by, or maintained for the benefit of, the Company and its Subsidiaries, including self-insurance or co-insurance programs (if any.  Copies of each of such insurance policies have been made available to the Buyer.  All such policies are in full force and effect and have been in full force and effect since January 1, 2007  Except as set forth in Section 4.18 of the Company Disclosure Schedules: (i) neither the Company nor any of its Subsidiaries is in material default under any such insurance policy the effect of which would reasonably be expected to jeopardize coverage thereunder; (ii) all premiums due have been paid on such insurance policies, and neither the Company nor any Subsidiary of the Company has received any written notice of cancellation of any such insurance policy or written notice with respect to any refusal of coverage thereunder the resolution of which is still pending or unresolved; (iii) there is no claim for which the insurance company is denying coverage or defending under a reservation of rights or similar clause; and (iv) there are no outstanding unpaid claims under any such policy that are material, individually or in the aggregate, and no policy limits under any such policy have been exhausted or materially reduced.

Section 4.19.                             Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any Liability of any nature except for (a) Liabilities set forth on the Latest

Audited Balance Sheet (including any footnotes thereto), (b) those liabilities and obligations not required by GAAP to be reflected on the Latest Audited Balance Sheet (or any footnotes thereto), (c) Liabilities incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date and (d) Liabilities disclosed in Section 4.19 of the Company Disclosure Schedules.

Section 4.20.                             Customers and Suppliers.  Set forth in Section 4.20 of the Company Disclosure Schedules is a true and correct list of (i) the ten (10) largest customers (by revenues) of the Company and its Subsidiaries (taken as a whole), and (ii) the ten (10) largest suppliers (by expense for purchases) of the Company and its Subsidiaries (taken as a whole), in each case, during the twelve month period ended April 3, 2010.  No customer or supplier that is not listed in Section 4.20 of the Company Disclosure Schedules accounted for in excess of 3% of the revenues or expense for purchases of the Company and its Subsidiaries (taken as a whole) during the twelve month period ended April 3, 2010.  Since the Balance Sheet Date, no customer or supplier listed in Section 4.20 of the Company Disclosure Schedules has canceled or otherwise terminated, or threatened to terminate, its relationship with the Company or its Subsidiaries, or decreased or limited in any material respect, or threatened to decrease or limit in any material respect, its purchases from or sales to the Company and its Subsidiaries.

Section 4.21.                             Permits.  Section 4.21 of the Company Disclosure Schedules contains a complete and accurate list of all material Permits required for the operation of the business of the Company and each Subsidiary as currently conducted (the “Material Permits”).  Except as set forth on Section 4.21 of the Company Disclosure Schedules, each Material Permit is in full force and effect without any default or violation thereunder in any material respect by the Company, any Subsidiary of the Company or, to the Knowledge of the Company, by any other party thereto.  No Proceeding is pending or, to the Knowledge of the Company, threatened by any Governmental Entity to revoke or deny the renewal of any Material Permit, and since January 1, 2009, neither the Company nor any of its Subsidiaries have been notified in writing that any Material Permit may not in the ordinary course be renewed upon its expiration or that by virtue of the transactions contemplated by this Agreement, any Material Permit may be terminated or materially amended or not be granted or renewed.  For the avoidance of doubt, the second sentence of this Section 4.21 does not relate to Permits with respect to Environmental Laws, it being the intent of the Parties hereto that environmental matters are solely the subject to Section 4.17 of this Agreement.

Section 4.22.                             Accounts Receivable.  All accounts receivable, trade accounts and notes receivable and other miscellaneous receivables of any of the Company or any of its Subsidiaries reflected on the Latest Unaudited Balance Sheet, and all such receivables arising since the date of the Latest Unaudited Balance Sheet, represent bona fide claims against debtors for sales, services performed or other charges, and no Person has claimed or, to the Knowledge of the Company, has threatened to claim a defense, setoff or counterclaim with respect thereto.  All such receivables are fully collectible in the ordinary course of business consistent with past practice except, in the case of receivables shown on the Latest Unaudited Balance Sheet, to the extent of reserves set forth thereon, and, in the case of receivables arising since the Latest Unaudited Balance Sheet Date, for a reasonable allowance for bad debts which does not reflect a rate of bad debts materially higher than that reflected by the reserve for bad debts on the Latest Unaudited Balance Sheet.

Section 4.23.                             Inventory.  The inventories included in the Latest Unaudited Balance Sheet were properly stated thereon at the lesser of cost or fair market value determined in accordance with GAAP applied on a consistent basis.  Since the date of the Latest Unaudited Balance Sheet, the inventories of the Company and its Subsidiaries have been maintained in the ordinary course of business consistent with past practice.  All such inventories are owned free and clear of all Liens, other than Permitted Liens.  All of the inventories recorded on the Latest Unaudited Balance Sheet consist of, and all inventories of the Company and its Subsidiaries on the Closing Date will consist of, items of a quality usable or saleable in the ordinary course of business consistent with past practice and are and will be in quantities sufficient for the normal operation of the businesses of the Company and its Subsidiaries in accordance with past practice.

Section 4.24.                             Affiliate Transactions.  Except as set forth in Section 4.24 of the Company Disclosure Schedules and other than ordinary course salaries, wages and benefits, neither (i) the Company, any Affiliate of the Company nor (ii) any officer, director, stockholder, member, manager, partner or Affiliate of the Company or any of its Subsidiaries nor (iii) to the Company’s Knowledge any individual related by blood, adoption or marriage to any such Person, is, in each case, a party to any material Contract with the Company or its Subsidiaries or has, directly or indirectly, any material interest in or rights with respect to, any assets or properties used or held for use by the Company or its Subsidiaries (except for sales of inventory in the ordinary course of business among the Company and its Subsidiaries that are not material to the operations of the business of the Company or its Subsidiaries), or any Person that is a supplier, customer or competitor of the Company or any of its Subsidiaries, or is a debtor or creditor of the Company or any of its Subsidiaries, and no such Person owes any money or other amounts to, nor is any such Person owed any money or other amounts by, the Company or any of its Subsidiaries.

Section 4.25.                             Warranties/Product Liability.  Except as described in Section 4.25 of the Company Disclosure Schedules, (i) there is no notice, demand, claim, action, suit, inquiry, hearing, Proceeding, notice of violation or investigation from, by or before any Government Entity relating to any product (including the packaging and advertising related thereto) designed, formulated, manufactured, processed, sold or placed in the stream of commerce by the Company or any of its Subsidiaries (a “Product”), or claim or lawsuit involving a Product which is currently pending or, to the Knowledge of the Company, threatened, by any Person, and (ii) there has not been, nor is there under consideration by the Company or any of its Subsidiaries, any Product recall or post-sale warning of a material nature conducted by or on behalf of the Company or any of its Subsidiaries concerning any Product.  All Products complied and comply in all material respects with applicable Laws, and there have not been and there are no material defects or deficiencies in such Products.  Each Product sold and delivered by the Company and its Subsidiaries since January 1, 2008 has conformed in all material respects with all applicable Contractual commitments and all express and implied warranties, are free from significant defects in workmanship and materials, and conform in all material respects with standards for products of that type and none of the Company nor any of its Subsidiaries has any material liability (and, to the Knowledge of the Company, there is no basis for any assertion of liability) for replacement or repair thereof or other damages in connection therewith, subject only to wear and tear in the ordinary course of business and reserves in the Financial Statements for product warranty claims and claims of damaged or defective products from customers or the Company and its Subsidiaries.

Section 4.26.                             Indebtedness.  Except as set forth in Section 11.01(a) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries has any Indebtedness.

Section 4.27.                             Foreign Corrupt Practices.  Neither the Company, nor any of its Subsidiaries, nor any agent or other Person acting on behalf of the Company or any of its Subsidiaries, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any campaign contribution made by the Company or any of its Subsidiaries (or made by any Person acting on their behalf) which is in violation of Law, or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

Section 4.28.                             Holding Company.  The Company is a holding company and has no operations, assets (other than its ownership interest in Holdco) or Liabilities (other than as a result of this Agreement and the Company’s status as the common parent for the consolidated Tax Returns (and similar status for state, local and foreign unitary, combined or similar Tax Returns) of the Company and its Subsidiaries).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BUYER

Except as set forth in the corresponding sections of the Buyer Disclosure Schedules, the Buyer hereby represents and warrants as follows:

Section 5.01.                             Organization and Corporate Power.  The Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, with all requisite corporate power and authority to execute and deliver this Agreement and perform its obligations hereunder.

Section 5.02.                             Authorization.  The execution and delivery of this Agreement and the Ancillary Agreements by the Buyer, the consummation of the transactions contemplated hereby and thereby and the performance by the Buyer of its obligations hereunder and thereunder have been duly and validly authorized by all requisite corporate action, and no other actions on its part are necessary to authorize the execution, delivery or performance of this Agreement, the Ancillary Agreements or the consummation by the Buyer of the transactions contemplated hereby and thereby.  Assuming that this Agreement and the Ancillary Agreements are valid and binding obligations of the other parties hereto and thereto, this Agreement and the Ancillary Agreements constitute, or, when executed by the other parties hereto or thereto, will constitute, the valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Laws from time to time in effect relating to creditors’ rights and remedies generally and general principles of equity.

Section 5.03.                             Non-Contravention; Consents and Approvals.  Except as set forth on Section 5.03 of the Buyer Disclosure Schedules, the execution and delivery of this Agreement and the Ancillary Agreements by the Buyer, the consummation of the transactions contemplated hereby and thereby and the performance by the Buyer of its obligations hereunder and thereunder does not and will not (a) (with or without due notice or lapse of time or both) require a consent, approval or notification, under, conflict with or result in any breach of or acceleration of rights under, constitute a default under, result in a violation of or result in the creation of any Lien upon an material properties or assets of the Buyer under (i) the provisions of the Buyer’s certificate of incorporation or bylaws or (ii) any of the terms, conditions or provisions of any Contract or Permit to which the Buyer is a party or by which the Buyer or its properties or assets is bound, (b) require the authorization, consent, approval, qualification or waiver of, filings with or notice or other action to, with or by any Governmental Entity or any Person or (c) violate any Order or Law applicable to the Buyer or its properties or assets, except in the case of clauses (a)(ii), (b) and (c) of this Section 5.03, that would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on the ability of the Buyer to perform its obligations under this Agreement or the Ancillary Agreements.

Section 5.04.                             Litigation.  There are no Proceedings pending or, to the Knowledge of the Buyer, threatened against or affecting the Buyer at law or in equity, or before or by any Governmental Entity, and the Buyer is not subject to any outstanding judgment, Order or decree of any Governmental Entity, in each case, which would have a material adverse effect on the ability of the Buyer to perform its obligations under this Agreement or the Ancillary Agreements.

Section 5.05.                             No Brokers’ Fees.  There are no claims for brokerage commissions, finders’ fees or other similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Buyer, except for the fees and expenses of Goldman Sachs & Co., Goldman Sachs Lending Partners LLC, and Lazard Frères & Co. LLC, which shall be paid by the Buyer at Closing.

Section 5.06.                             Investment Representation.  The Buyer is acquiring the Shares for investment for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act and any applicable federal or state securities Laws.  The Buyer acknowledges that it has sufficient experience and expertise to evaluate, and is fully informed as to, the risks of the transactions contemplated by this Agreement and ownership of the Shares.  The Buyer has been offered the opportunity to ask questions of and obtain information from the Seller and the Company with respect to the Shares.

Section 5.07.                             Financing.

(a)                                  The Buyer has delivered to the Seller and the Company (i) executed commitment letters dated as of the date hereof from the parties listed in Section 5.07 of the Buyer Disclosure Schedules (including all exhibits, schedules and annexes to such letters, collectively, the “Debt Commitment Letters”), pursuant to which, and subject to the terms and conditions thereof, the parties thereto have committed to provide the debt financing set forth therein for the purpose of funding the transactions contemplated by this Agreement (the “Debt

Financing”) and (ii) an executed equity commitment letter (the “Equity Commitment Letter” and, together with the Debt Commitment Letters, the “Commitment Letters”), pursuant to which Griffon has committed, subject to the terms and conditions thereof to invest the amount set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financings”).

(b)                                 As of the date hereof, the Commitment Letters, in the form so delivered, are in full force and effect, have not been terminated or otherwise amended or modified and the commitments set forth in the Commitment Letters have not been withdrawn or rescinded in any respect and the Equity Commitment Letter constitutes a legal, valid and binding obligation of Buyer, and to the Knowledge of the Buyer, the Commitment Letters constitute a legal, valid and binding obligation of the other parties thereto, in each case, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Laws from time to time in effect relating to creditors’ rights and remedies generally and general principles of equity.  Except as expressly set forth in the Commitment Letters, there are no conditions precedent to the respective obligations of the lenders specified in the Commitment Letters to fund the full amount of the Financings.  Subject to the accuracy of the representations and warranties of the Seller and the Company set forth in Articles III and IV hereof, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a material default or material breach on the part of the Buyer under the Commitment Letters.  Subject to the terms and conditions of this Agreement, assuming the funding of the Financings in accordance with the terms and conditions of the Commitment Letters, the aggregate proceeds from the Financings constitute all of the financing required to be provided by the Buyer for the consummation of the transactions contemplated hereby and will, in the aggregate, be sufficient to make payment of all amounts required to be paid by Buyer or on its behalf hereunder on the Closing Date.  As of the date hereof, the Buyer has no reason to believe that any of the conditions to the Financings will not be satisfied or that the Financings will not be available to Buyer on the Closing Date.  As of the date hereof, there are no side letters or other Contracts or arrangements related to the funding or investing, as applicable, of the full amount of the Financings other than as expressly set forth in the Commitment Letters.  As of the date hereof, all commitment and other fees, costs and expenses that have been incurred and are due or payable on or prior to the date hereof in connection with the Commitment Letters has been paid.

Section 5.08.                             Solvency.  Assuming the accuracy (i) of the representations and warranties of the Seller and the Company set forth in Articles III and IV hereof (without giving effect to materiality or Company Material Adverse Effect) and (ii) the information heretofore provided by the Seller and the Company to the Buyer (including, without limitation, all financial information and projections) ((i) and (ii), the “Solvency Assumptions”) immediately after giving effect to the transactions contemplated by this Agreement, the Company and each of its Subsidiaries shall be able to pay their respective debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities).  Immediately after giving effect to the transactions contemplated by this Agreement, and assuming the Solvency Assumptions, the Company and each of its Subsidiaries shall have adequate capital to carry on their respective businesses.

ARTICLE VI

PRE CLOSING COVENANTS OF THE COMPANY

Section 6.01.                             Conduct of the Business.

(a)                                  From the date hereof until the earlier to occur of the Closing Date and such time as this Agreement is terminated in accordance with Article VIII, the Company shall, and shall cause its Subsidiaries to (i) carry on its and its Subsidiaries’ respective businesses according to their ordinary course of business and consistent with past practice; provided that the Company may use all available cash to repay any Indebtedness of the Company or its Subsidiaries prior to the Closing and may pay dividends or distributions between and among the Company and its Subsidiaries and (ii) use their commercially reasonable efforts to preserve, in all material respects, their respective properties, business and relationships with Employees, suppliers, customers and other Persons with whom the Company or any of its Subsidiaries has material commercial dealings.

(b)                                 From the date hereof until the earlier to occur of the Closing Date and such time as this Agreement is terminated in accordance with Article VIII, except as otherwise explicitly required by this Agreement, consented to in writing by the Buyer (for purposes of subsections (xvi), (xviii) and (xix) hereof, which consent shall not be unreasonably withheld, delayed or conditioned) or set forth in Section 6.01(b) of the Company Disclosure Schedules, the Company shall not and shall not permit any of its Subsidiaries to:

(i)                                     issue, sell or deliver any of its capital stock or the capital stock of any of its Subsidiaries or issue or sell any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any of its capital stock or the capital stock of any of its Subsidiaries;

(ii)                                  effect any recapitalization, merger, reclassification, equity dividend, equity split or like change in its capitalization or the capitalization of any of its Subsidiaries;

(iii)                               declare, set aside, make or pay any dividend or other distribution with respect to the Company or any of its Subsidiaries (other than dividends or distributions between and among the Company and its Subsidiaries);

(iv)                              liquidate, dissolve or wind-up the Company or any of its Subsidiaries;

(v)                                 amend its or any of its Subsidiaries’ governing or organizational documents;

(vi)                              make any redemption or purchase of any of the Company’s capital stock or the capital stock of any of the Company’s Subsidiaries;

(vii)                           sell, assign, license or transfer any of the properties or assets of the Company or any of its Subsidiaries, except for sales of inventory in the ordinary course of business consistent with past practice;

(viii)                        make any capital investment in, or any material loan to, any other Person;

(ix)                                incur, assume or guarantee any Indebtedness (except in the ordinary course of business under the Company’s existing revolving credit facility);

(x)                                   enter into or amend any collective bargaining agreement;

(xi)                                increase the salary, compensation or benefits (including without limitation any severance benefits) of any present or former director, officer or Employee, except as may be required by any Employee Benefit Plan or Contract as in effect on the date hereof (except, in the case of Employees who are neither directors nor officers of the Company or any of its Subsidiaries, in the ordinary course of business consistent with past practice);

(xii)                             establish, enter into, adopt or amend any Employee Benefit Plan, except as may be required by applicable Law;

(xiii)                          change any method of accounting or accounting principles or practices, except for any change required by reason of a concurrent change in GAAP;

(xiv)                         acquire (by merger, consolidation, stock or asset purchase or otherwise) any Person or any business (or portion or division thereof) or execute, enter into or agree upon any letter of intent, term sheet or similar arrangement, whether binding or non-binding, to so acquire any Person or any business (or portion or division thereof);

(xv)                            create, grant, assume, allow or suffer to be incurred any Lien (other than Permitted Liens) of any kind on any of its material properties or assets;

(xvi)                         enter into any Contract that would constitute a Material Contract had it been entered into prior to the date hereof or terminate, amend, supplement or waive any material rights under any existing Material Contract (except for annual line reviews and related Contracts with existing customers of the Company and its Subsidiaries);

(xvii)                      provide any material discount in favor of any customer or suppliers, other than in the ordinary course of business consistent with past practices;

(xviii)                   institute outside of the ordinary course of business or settle any Proceeding or claim involving equitable or injunctive relief or a monetary payment of more than $100,000;

(xix)                           make any capital expenditures or commitments therefor except those reflected in the Company’s current budget and not in excess of $500,000 in the aggregate;

(xx)                              make or change any election (including any “check-the-box” election pursuant to U.S. Treasury Regulation Section 301.1101-3), change an annual accounting period, adopt or change any accounting method, file or amend any Tax Return, prepare Tax Returns that are inconsistent with past practice, enter into any closing agreement, settle any Tax claim or assessment or change any of its respective financial, tax or accounting policies, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment relating to the Company or any of its Subsidiaries or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(xxi)                           with respect to any material Company Intellectual Property, (a) impair, abandon, or fail to diligently maintain such Company Intellectual Property, or (b) amend, waive, cancel or modify any rights in or to such Company Intellectual Property; or

(xxii)                        enter into any Contract to do or engage in any of the foregoing.

(c)                                  From the date hereof until the earlier to occur of the Closing Date and such time as this Agreement is terminated in accordance with Section 8.01, the Company shall, and shall cause its Subsidiaries to, conduct its cash management practices in the ordinary course of business consistent with past practice (including, without limitation, with respect to the maintenance of normalized working capital balances and normalized inventory levels (taking into account seasonal fluctuations), making of capital expenditures (except those reflected in the Company’s current budget or as set forth in Section 6.01(b) of the Company Disclosure Schedules), absence of acceleration of collection of accounts receivable (whether by granting of discounts, credits, concessions, write-offs, modifications of terms or otherwise other than in the ordinary course of business consistent with past practice), timing of payment of accounts payable, accrued liabilities and other Liabilities and pricing and credit policies).

(d)                                 Notwithstanding anything to the contrary herein, in the event that in connection with the consummation of the Closing the Buyer does not have access to sufficient cash to pay the full Estimated Purchase Price (or, if the Buyer shall otherwise request of the Company prior to the Closing), the Company’s Subsidiaries shall be permitted to effect the transfer of existing Cash and Cash Equivalents from such Subsidiaries to the Company by making dividends or other distributions to the Company, paying-off amounts due to the Company on existing loans or other obligations, extending credit to the Company, the Company purchasing or leasing assets to such Subsidiaries or such other transactions as the Seller and the Buyer shall reasonably agree upon, with such method selected to minimize Tax and any other liabilities for the Company (each, a “Transfer”), but such Transfers shall only be permitted to the extent (x) necessary to enable the Buyer to meet its obligations to pay the Estimated Purchase Price upon consummation of the Closing (by, upon consummation of the Closing, causing the Company to distribute to the Seller the Cash and Cash Equivalents at the Company in partial satisfaction of the Estimated Purchase Price), and (y) any Tax liability arising from such Transfers shall not exceed the amount of the Company’s net operating losses within the meaning of Section 172 of the Code calculated at the time of such Transfer(s). Any Tax liability arising as a result of any Transfer in accordance with the foregoing sentence shall not be a Pre-Closing Tax as defined herein and shall be a Tax liability of the Company and its Subsidiaries not subject to indemnification by the Seller.

Section 6.02.                             Access to Books and Records.  From the date hereof until the earlier to occur of the Closing Date and such time as this Agreement is terminated in accordance with Article VIII, the Company shall provide the Buyer and its Representatives and each Financing Source with full access to the offices, properties, personnel, books and records of the Company and its Subsidiaries and shall make available to the Buyer, the Buyer’s Representatives and each Financing Source all officers, accountants, counsel and other representatives or agents of the Company or the Seller for discussion of the Company and its Subsidiaries, during regular business hours and upon reasonable advance notice and under reasonable circumstances in order for the Buyer to have the opportunity to make such investigation as it shall reasonably desire to make of the affairs of the Company and its Subsidiaries; provided that the Buyer and its Representatives may not conduct any environmental sampling or other intrusive investigation unless permitted by the Seller in its sole discretion.  Any information provided to or obtained by the Buyer or the Buyer’s Representatives pursuant to this Section 6.02 will be subject to that certain Confidentiality Agreement, dated April 29, 2010, with the Company (the “Confidentiality Agreement”) and must be held by the Buyer and the Buyer’s Representatives in accordance with and be subject to the terms of the Confidentiality Agreement.

Section 6.03.                             Notification.  From the date hereof until the earlier to occur of the Closing Date and such time as this Agreement is terminated in accordance with Article VIII, the Company shall give prompt written notice to the Buyer of (i) the occurrence or non-occurrence of any event which, to the Knowledge of the Company, has caused any representation or warranty made by it herein to be untrue or inaccurate in any material respect at any time on or after the date hereof and prior to the Closing and (ii) any material failure on the part of the Seller, the Company or any of its Subsidiaries to comply with or satisfy any covenant, condition or agreement set forth herein to be complied with or satisfied by the Seller, the Company or any of its Subsidiaries, as the case may be, hereunder on or after the date hereof and prior to the Closing.

Section 6.04.                             Regulatory Filings.  The Seller and the Company shall (i) within five Business Days of the date of this Agreement (or such later date as may be mutually agreed in writing by the Buyer and the Seller) make or cause to be made all filings and submissions under the HSR Act and any other Laws applicable to the Seller and the Company and its Subsidiaries with respect to the consummation of the transactions contemplated hereby, and use reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act, including requesting early termination of the HSR waiting period, (ii) make any further filings pursuant thereto that may be necessary, proper or advisable in connection therewith; (iii) use reasonable best efforts to comply as promptly as practicable with any additional requests for information, including requests for production of information or documents and production of witnesses for interviews or depositions by any Governmental Entity in connection with such filings that may be requested pursuant to any Law or by such Governmental Entity and (iv) reasonably cooperate with the Buyer in exchanging such information and assistance as the Buyer may reasonably request in connection with the foregoing.

Section 6.05.                             Conditions.  Subject to the terms and conditions of this Agreement, the Seller and the Company shall use reasonable efforts to cause the conditions set forth in Section 2.01 and Section 2.02 to be satisfied and to consummate the transactions contemplated herein as soon as reasonably practicable after the satisfaction of the conditions set forth in Article II (other than those required to be satisfied at the Closing) but in any event no later than the third Business Day occurring after such date.

Section 6.06.                             Exclusive Dealing.  From the date hereof until the earlier to occur of the Closing Date and such time as this Agreement is terminated in accordance with Article VIII, the Company and the Seller shall not, nor shall either of them authorize or permit any of their respective Affiliates or any of their respective officers, directors, employees, accountants, counsel, consultants, advisors, agents or other representatives to, take any action to directly or indirectly encourage (including by providing information), initiate, solicit or engage in discussions or negotiations with any Person (other than the Buyer, the Buyer’s Representatives and the Buyer’s permitted assigns) or enter into any agreement concerning any purchase of the Shares or any merger of or sale of any material properties or assets of, the Company or any of its Subsidiaries, or similar transactions involving the Company or any of its Subsidiaries (other than sales of assets in the ordinary course of business consistent with past practice) (each, a “Competing Transaction”).  The Company and the Seller shall, and shall authorize their respective Affiliates and their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to, (a) promptly (but in no event later than twenty-four (24) hours) after receipt of any inquiry related to or proposal or offer which may be reasonably be expected to lead to, a Competing Transaction, inform the Buyer in writing of the material terms and conditions of any such inquiry, proposal or offer and the identity of the potential parties thereto and (b) immediately cease any existing activities, discussions or negotiations with any parties conducted on or prior to the date of this Agreement with respect to any Competing Transaction.

Section 6.07.                             Financing Commitments.

(a)                                  Prior to Closing, the Seller and the Company agree to cooperate, and to cause their Subsidiaries, their and each of their Subsidiaries’ respective representatives and advisors to cooperate with the arrangement of the financings contemplated by the Debt Commitment Letters (or any new financing commitment) as may be reasonably requested by the Buyer or any Financing Source, including without limitation (i) providing to the Buyer and the Financing Source financial and other information relating to the Company and its Subsidiaries reasonably requested in connection with such Debt Financing (including information to be used in the preparation of information packages regarding the business, operations, financial projections and prospects of the Buyer and the Company and including information relating to the transactions contemplated hereunder), (ii) providing (x) audited consolidated financial statements of Holdco for each of the three (3) fiscal years immediately preceding the Closing, (y) unaudited consolidated financial statements of Holdco for any quarterly period or periods of Holdco ended after the date of the most recent audited financial statements within 45 days after the last day of the relevant quarter and (z) any financial reports required to be delivered to the Buyer pursuant to Section 6.10 and any additional audited and unaudited financial statements for all recent, probable or pending acquisitions (it being understood that financial statements for Westmix shall not be required), (iii) assisting with the preparation of materials for presentations, memoranda, information packages, marketing materials and similar documents required in connection with the Debt Financing (including without limitation pro forma financial statements and information and materials for rating agency presentations), (iv) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers for the Debt Financing and senior management, representatives and advisors with appropriate seniority and expertise, of the Seller and/or Company), presentations, due diligence sessions and sessions with prospective lenders and agents, and the rating agencies, (v) reasonably cooperating with the marketing efforts for any of the Debt Financing (including consenting to the use of the Seller’s, the Company’s or any Subsidiaries’ logos), (vi) executing and delivering (or causing its Subsidiaries to execute and deliver) any definitive financing documents, interest hedging agreements, certificates (including a certificate from the principal financial officer of the Company or any Subsidiary with respect to solvency matters), or other instruments (including those relating to guarantees and other matters ancillary to the Debt Financing), (vii) providing customary authorization letters to any Financing Source authorizing the distribution of information to prospective lenders and containing a representation to such Financing Source that the public lender versions of such documents, if any, do not include information that would be material non-public information (within the meaning of the United States federal securities laws) about the Company or its Subsidiaries, (viii) using its commercially reasonable efforts to ensure that any Financing Source benefits materially from the existing lending relationships of the Seller, the Company and its Subsidiaries and (ix) reasonably cooperating with any Financing Source’s due diligence, in each case as may be reasonably requested by the Buyer; provided that (x) no such documents, agreements or certificates executed and delivered pursuant to clause (vi) shall take effect prior to the Closing Date, (y) neither the Seller, the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability in connection with the financings contemplated by the Commitment Letters (or any Replacement Commitment) prior to the Closing Date, and (z) nothing herein shall require such cooperation to the extent that it would unreasonably interfere with the ongoing operations of the Seller, the Company and its Subsidiaries.  Buyer shall promptly, upon the request of the Seller or the Company, reimburse the Seller and the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Seller, the Company or any of its Subsidiaries in connection with the cooperation of the Seller and the Company contemplated by this Section 6.07 and shall indemnify and hold harmless the Seller, the Company and its Subsidiaries and their respective Affiliates and Representatives from and against any and all Losses suffered or incurred by any of them of any type in connection with the arrangement of any Debt Financing and any information used in connection therewith except with respect to any information prepared or provided by the Seller, the Company or any of its Subsidiaries or any of their respective Representatives or to the extent such Losses result from the gross negligence or willful misconduct of the Seller, the Company or any of its Subsidiaries or any of their respective Representatives, and the foregoing obligations shall survive the termination of this Agreement.

(b)                                 All material non-public information provided by the Seller, the Company or any of its Subsidiaries shall be kept confidential in accordance with the Confidentiality Agreement, except that the Buyer and its Subsidiaries and Affiliates shall be permitted to disclose such information to the Financing Sources and other potential sources of capital, rating agencies and prospective lenders and investors in connection with the Financings, subject to customary confidentiality undertakings with respect to such information by such

Persons; provided that the Seller, the Company and its Subsidiaries shall have no obligation to waive attorney-client privilege.

(c)                                  In the event that the Debt Commitment Letters are amended, replaced, supplemented or otherwise modified, including as a result of obtaining any Replacement Commitment, the Seller and the Company shall comply with its covenants in Section 6.07 with respect to the Debt Commitment Letters, as so amended, replaced, supplemented or otherwise modified, or with respect to such Replacement Commitment, to the same extent that the Seller and the Company would have been obligated to comply with respect to the original Debt Financing.

Section 6.08.                             FIRPTA Certificate.  The Company shall deliver to the Buyer on or before the Closing Date a certificate, dated no earlier than thirty days prior to the Closing Date, certifying that either the Shares do not constitute “United States real property interests” within the meaning of Section 897 of the Code or that Seller is not a foreign person within the meaning of Section 897 of the Code, and such certificate shall otherwise be in compliance with Section 897 and 1445 of the Code.

Section 6.09.                             Termination of Related Party Agreements.  Except as set forth on Section 6.09 of the Company Disclosure Schedules, prior to or effective as of the Closing, the Company shall terminate all Contracts between the Company or any of its Subsidiaries, on the one hand, and any officer, director, management level employee (including without limitation all Key Executives), shareholder or controlling Affiliate of the Company or any of its Subsidiaries (other than the Company and its Subsidiaries), on the other hand.

Section 6.10.                             Monthly Financial Reports.  From the date hereof until the earlier to occur of the Closing Date and such time as this Agreement is terminated in accordance with Article VIII, the Seller shall deliver to the Buyer its monthly financial reports for Ames and its Subsidiaries by the earlier of: (i) two (2) Business Days after such report is available to the board of directors of the Seller and (ii) 30 days after the last day of the relevant period, which report shall be prepared in a manner consistent with the most recent monthly financial report furnished to the Buyer.

Section 6.11.                             280G Payments.  Prior to Closing, the Sellers and the Company shall (a) cause each of the Company’s “Disqualified Individuals” (as such term is defined in Section 280G(c) of the Code) to waive, and/or make the receipt or payment of subject to and contingent upon the attainment of a successful 280G Shareholder Vote, any payments or benefits, including without limitation the removal of any forfeiture restrictions on any equity of the Seller or its Affiliates held by such executives, that would not be deductible pursuant to Section 280G of the Code if the 280G Shareholder Vote (as defined below) fails or does not attain the requisite approval, and (b) take all actions necessary to timely conduct a shareholder vote which complies in all respects with the shareholder vote requirements needed for the Company to avail itself of the exemption contained in Section 280G(b)(5) of the Code and the applicable regulations promulgated thereunder with respect to each of the individuals specified in clause (a) above (the “280G Shareholder Vote”).  The Company shall provide drafts of the form of such waivers and stockholder approval materials to the Buyer for its review and approval (which approval will not be unreasonably delayed or withheld) no later than five (5) Business

Days prior to obtaining such waivers and soliciting such 280G Shareholder Vote.  If the 280G Shareholder Vote fails to achieve the requisite approval in respect of any Disqualified Individual or otherwise does not qualify for such exemption, the Seller shall provide to the Buyer the name of such individual and the amount waived or otherwise subject to such approval, and no amount so waived or otherwise subject to such approval shall be paid to any such individual.

ARTICLE VII

COVENANTS OF THE BUYER

Section 7.01.                             Access to Books and Records.  From and after the Closing, the Buyer shall, and shall cause the Company and its Subsidiaries to, provide the Seller and its authorized representatives with reasonable access (for the purpose of examining and copying), during normal business hours and upon reasonable notice, to the books and records of the Company and its Subsidiaries with respect to periods or occurrences prior to the Closing Date in connection with the preparation of tax returns or responding to tax authorities or the defense of a Third Party Claim; provided that the Buyer may condition such access on execution and delivery of a confidentiality agreement in customary form.  Unless otherwise consented to in writing by the Seller, neither the Company nor its Subsidiaries shall, for a period of seven years following the Closing Date, destroy, alter or otherwise dispose of any of the material books and records of the Company or its Subsidiaries for the period prior to the Closing Date without first offering to surrender to the Seller such books and records or any portion thereof which the Buyer, the Company or its Subsidiaries may intend to destroy, alter or dispose of.

Section 7.02.                             Notification.  From the date hereof until the earlier to occur of the Closing Date and such time as this Agreement is terminated in accordance with Article VIII, the Buyer shall give prompt written notice to the Seller of the occurrence or non-occurrence of any event which, to the Knowledge of the Buyer, has caused any representation or warranty made by it herein to be untrue or inaccurate, in any material respect, at any time on or after the date hereof and prior to the Closing.

Section 7.03.                             Director and Officer Liability and Indemnification.

(a)                                  For a period of six years after the Closing, the Buyer shall not, and shall not permit the Company or any of its Subsidiaries to amend, repeal or modify any provision in the Company’s or any of its Subsidiaries’ governing documents, including the Company’s certificate of incorporation and bylaws, relating to the exculpation or indemnification of former officers and directors (unless required by applicable Law), it being the intent of the Parties that the officers and directors of the Company and its Subsidiaries prior to the Closing shall continue to be entitled to such exculpation and indemnification to the fullest extent permitted under applicable Law.

(b)                                 For a period of six years after the Closing, the Buyer shall, or shall cause the Company and its Subsidiaries to, maintain director and officer liability insurance or a “tail” policy, providing coverage for the individuals who were officers and directors of the Company prior to the Closing and are currently covered by the Company’s or its Subsidiaries’ liability insurance policies with respect to directors and officers comparable to the policy or policies maintained by the Company or its Subsidiaries immediately prior to the Closing for the benefit of such individuals; provided, however, that in no event shall the Buyer be required to expend in the aggregate for such directors’ and officers’ liability insurance, or “tail” policy, an amount in excess of 200% of the annual premium currently paid by the Company or its Subsidiaries for its directors’ and officers’ liability insurance as in effect on the date hereof.

Section 7.04.                             Regulatory Filings.

(a)                                  The Buyer shall (i) within five Business Days of the date of this Agreement (or such later date as may be mutually agreed in writing by the Seller and the Buyer) make or cause to be made all filings and submissions under the HSR Act and any other Laws applicable to the Buyer with respect to the consummation of the transactions contemplated hereby, and use reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act, including requesting early termination of the HSR waiting period, (ii) make any further filings pursuant thereto that may be necessary, proper or advisable in connection therewith; (iii) use reasonable best efforts to comply as promptly as practicable with any additional requests for information, including requests for production of information or documents and production of witnesses for interviews or depositions by any Governmental Entity in connection with such filings that may be requested pursuant to any Law or by such Governmental Entity; and (iv) reasonably cooperate with the Company and its Subsidiaries and the Seller in exchanging such information and assistance as the Company or its Subsidiaries or the Seller may reasonably request in connection with the foregoing.

(b)                                 The Buyer and its Affiliates agree to take, or cause to be taken, all actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as may be necessary to promptly resolve such objections, if any, as any Governmental Entity may assert under any Law with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under applicable Law that may be asserted by any Governmental Entity with respect to the transactions contemplated hereby so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date); provided, however, notwithstanding anything to the contrary contained herein, nothing in this Agreement will require Buyer or its Affiliates to take any action, enter into any agreement, or make any offer to hold separate, divest or to accept any operational restriction.

Section 7.05.                             Conditions.  The Buyer shall use reasonable efforts to (a) cause the conditions set forth in Section 2.01, Section 2.02(f) (to the extent within the Buyer’s control) and Section 2.03 to be satisfied and (b) to consummate the transactions contemplated herein as soon reasonably possible after the satisfaction of the conditions set forth in Article II (other than those to be satisfied at the Closing) but in any event no later than the third Business Day occurring after such date; provided, however, in no event shall the Buyer be required to consummate the transaction contemplated herein prior to the earlier of (A) all conditions precedent to the availability of the Debt Financing (including in respect of any Replacement Commitment, as applicable) have been satisfied and (B) the End Date.

Section 7.06.                             Senior Notes Obligations.

(a)                                  The Buyer and the Seller acknowledge and agree that, subject to Sections 7.06(b) and (c) below, all obligations of Ames and its Subsidiaries with respect to the Senior Notes (including all principal, accrued and unpaid interest and all other amounts), shall remain obligations of Ames and its Subsidiaries through and after Closing.

(b)                                 Subject to Section 7.06(c), in accordance with the terms of the Indentures and applicable Law, after the Closing the Buyer shall, and shall cause the issuer of the Senior Notes, either to redeem the Senior Notes in full or commence a Change of Control Offer (as defined in the Indentures). The Buyer agrees that the Seller and its Affiliates (other than Ames and its Subsidiaries from and after the Closing) shall not have any liability or obligation in respect of any such redemption or Change of Control Offer, including, without limitation, any change of control penalty or premium or other payment or fee arising out of or resulting from the consummation of the transactions contemplated by this Agreement under or pursuant to the Indenture or the Senior Notes.  For the avoidance of doubt, any fee, payment or premium offered or paid by the Buyer in connection with any such Change of Control Offer shall be paid by the Buyer and shall not constitute or form any part of any reduction to the Estimated Purchase Price or the Final Purchase Price.

(c)                                  Notwithstanding anything in this Section 7.06 to the contrary, after the date hereof and prior to the Closing Date, the Buyer may commence a tender offer and consent solicitation for the Senior Notes (the “Tender Offers”).  The Seller and the Company shall, and shall cause their Subsidiaries to, use commercially reasonable efforts to assist the Buyer in connection with the preparation of all filings, mailings or other submissions to be made in connection with the Tender Offers.  The terms, conditions and structure of the Tender Offers (which may also include the elimination of substantially all negative covenants in the Senior Notes) and the form and substance of any documents delivered or entered into in connection with the Tender Offers shall be reasonably satisfactory to the Seller, the Company and its counsel and such terms, conditions and structure shall comply with all applicable Laws.  The consummation of the Tender Offers shall be contingent upon the Closing, and the Tender Offers shall not be consummated nor shall any amounts be payable to the holders of the Senior Notes in the event this Agreement is terminated pursuant to Article VIII; it being understood that the completion of the Tender Offers or the tender of any particular percentage of Senior Notes or the delivery of consents from any particular percentage of Senior Notes shall not be a condition to Closing.  If at any time prior to the Closing, the Seller, the Company or the Buyer discover information relating to the Company or its Subsidiaries of a type that should be set forth in an amendment or supplement to the documents filed or delivered in respect of the Tender Offers so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, the Party that discovers such information shall promptly notify the other Parties hereto and the Seller and the Company shall assist Buyer in promptly preparing an appropriate amendment or supplement describing such information to the extent required by applicable Law.  All costs, fees and expenses incurred in connection with the Tender Offers or payments made in connection therewith, including any penalties, premiums or fees arising out of or resulting from the Tender Offers, payments made to the investment banking firm managing the Tender Offers, and legal and accounting fees and expenses incurred in connection therewith, shall be paid by the Buyer, and the Seller and its

Affiliates (other than the Company and its Subsidiaries from and after the Closing) shall not have any liability or obligation in respect of any such Tender Offers (other than with respect to information supplied in writing by or on behalf of the Seller or the Company expressly for inclusion in the Tender Offer documents).

Section 7.07.                             Employment and Benefit Arrangements.

(a)                                  For a period of twelve months following the Closing Date, the Buyer shall provide each Employee of the Company and its Subsidiaries with employee benefits that are no less favorable in the aggregate to those employee benefits (other than benefits under an equity incentive plan or non-qualified deferred compensation plan) provided to each such employee immediately prior to the Closing Date.  The Buyer shall, for a period of twelve months following the Closing Date, maintain a severance pay practice, program or arrangement for the benefit of each Employee that is no less favorable in the aggregate than such practice, program or arrangement in effect immediately prior to the Closing Date with respect to such Employee.  For a period of at least two years following the Closing Date, the Buyer shall honor and continue in full force and effect all employment agreements in effect as of the date hereof with the Key Executives, on the one hand, and the Company and its Subsidiaries, on the other hand, in each case, as set forth on Schedule 7.07(a).

(b)                                 The Buyer shall give Employees full credit for purposes of eligibility and vesting and benefit accrual (other than benefit accrual under a defined benefit pension plan or retiree medical plan) under the employee benefit plans or arrangements maintained by the Buyer or its Affiliates in which such Employees participate for such Transferred Employees’ service with the Seller or its Affiliates or predecessors to the same extent recognized by the Seller immediately prior to the Closing Date; provided that the foregoing shall not apply (x) to the extent it would result in a duplication of benefits or (y) to equity incentive compensation.

(c)                                  With respect to any welfare benefit plans maintained by the Buyer for the benefit of Employees on and after the Closing Date, the Buyer shall (i) cause there to be waived any eligibility requirements or pre-existing condition limitations to the same extent waived under comparable plans of the Seller and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, amounts paid by such Employees with respect to similar plans maintained by Seller.

(d)                                 For the avoidance of doubt, nothing contained in this Section 7.07 shall have any effect on or otherwise impair any rights under, in any respect, any Contract in effect on the date hereof between the Company or any of its Subsidiaries, on the one hand, and any Employee, on the other hand.

(e)                                  No provision of this Agreement shall be deemed to be the adoption of, or an amendment to, any employee benefit plan, as that term is defined in Section 3(3) of ERISA, or otherwise limit the right of the Buyer or its Affiliates to amend, modify or terminate any such employee benefit plan or the employment of any employee of the Company or its Subsidiaries.

Section 7.08.                             Financing Commitments.

(a)                                  The Buyer will use its reasonable best efforts to (i) fully satisfy, on a timely basis, subject to the terms and conditions of this Agreement and the Debt Commitment Letters, the terms, conditions, representations and warranties set forth in the Debt Commitment Letters, (ii) maintain in effect the Debt Commitment Letters and negotiate definitive agreements with respect to the Debt Commitment Letters on the terms and conditions set forth in the Debt Commitment Letter or on other terms no less favorable, in the aggregate, to the Buyer than those in the Debt Commitment Letters and that would not be reasonably expected to prevent the Closing from occurring on or before the End Date, (iii) satisfy on a timely basis all conditions applicable to Buyer set forth in such definitive agreements that are within their reasonable control and (iv) consummate the Debt Financing contemplated by the Debt Commitment Letters at or prior to the Closing.  In the event that all conditions in the Debt Commitment Letters (other than the availability of funding any of the Equity Financing) have been satisfied or, upon funding, will be satisfied, the Buyer shall use its reasonable best efforts to cause such lender and the other Persons providing the Debt Financing to fund on the Closing Date the Debt Financing required to consummate the transactions contemplated by this Agreement and otherwise enforce its rights under the Debt Commitment Letter.  The Buyer agrees to notify the Seller promptly if at any time prior to the Closing Date (i) any Debt Commitment Letter shall expire or be terminated for any reason, or (ii) any Financing Source that is a party to any Debt Commitment Letter notifies the Buyer that such source no longer intends to provide financing to the Buyer on the terms set forth therein.  The Buyer shall not amend, alter or waive, or agree to amend, alter or waive, any Debt Commitment Letter in any manner that would reasonably be expected to materially impair, materially delay or prevent the occurrence of the transactions contemplated by this Agreement without the prior written consent of the Seller.  The Buyer will furnish correct and complete copies of definitive agreements with respect to the Debt Financing to the Seller promptly upon their execution.

(b)                                 If any Debt Commitment Letter shall be terminated or modified in a manner materially adverse to the Buyer for any reason, the Buyer shall use its reasonable best efforts to obtain, and, if obtained, will provide the Seller and the Company with a copy of, a new financing commitment from alternative sources on terms no less favorable, in the aggregate, to the Buyer than those in the Debt Commitment Letters and that would not be reasonably expected to prevent the Closing from occurring on or before the End Date (a “Replacement Commitment”).

(c)                                  In the event that the Debt Commitment Letters are amended, replaced, supplemented or otherwise modified, including as a result of obtaining any Replacement Commitment, (i) the Buyer shall keep the Seller and the Company informed on the terms thereof and shall deliver to the Company final drafts of any such amended, replaced, supplemented or modified Debt Commitment Letter, and (ii) the Buyer shall comply with its covenants in Section 7.08 with respect to the Debt Commitment Letters, as so amended, replaced, supplemented or otherwise modified, or with respect to such Replacement Commitment, to the same extent that the Buyer would have been obligated to comply with respect to the original Debt Financing.

Section 7.09.                             Actions by Griffon.  Griffon hereby covenants and agrees that it shall not, and shall not permit the Buyer or any of Griffon’s direct or indirect Subsidiaries to, take, or fail to take, any action that would result in any breach by the Buyer of Section 7.08.

Section 7.10.                             Eligible Payments.  Following and contingent upon (x) the consummation of the transactions contemplated hereby, (y) the delivery of the releases noted below and (z) to the extent a member of management is entitled to payments and/or benefits that would result in an excise tax under Section 4999 of the Code, shareholder approval of the Eligible Payment pursuant to Section 280G(b)(5), the Buyer shall cause the Company to make each Eligible Payment to the applicable member of management to whom such Eligible Payment relates on or promptly following the thirteenth (13th) day following the Closing and, only in the case of the Releasing Executives, subject to the receipt by the Company of a release, substantially in the form attached hereto as Annex B, executed by each of the Releasing Executives within ten (10) days following the Closing Date; provided that, if a Releasing Executive does not deliver such release on or prior to the tenth day following the Closing, the Buyer shall deliver the amount owed to such Releasing Executive to the Seller by wire transfer of immediately available funds within two Business Days.  Notwithstanding anything to the contrary contained in this Agreement, if the Company shall be required to withhold and pay over any Taxes in respect of the Eligible Payments, the Company shall withhold and pay over such Taxes to the relevant Governmental Entity in accordance with applicable Law and the Company shall send the recipient of the applicable Eligible Payment documentation evidencing payment of the amount or amounts so withheld and paid over.

ARTICLE VIII

TERMINATION

Section 8.01.                             Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)                                  by the mutual written consent of the Buyer and the Seller;

(b)                                 by the Buyer, if there has been a material violation or breach by the Company or the Seller of any representation or warranty (or any such representation or warranty shall have become untrue in any material respect after the date of this Agreement) or covenant or agreement contained in this Agreement which, in either case, would prevent the satisfaction of or result in the failure of any condition to the obligations of the Buyer at the Closing and such violation or breach has not been waived by the Buyer or, in the case of a breach of any covenant under this Agreement, has not been cured by the Company or the Seller prior to the earlier to occur of (x) ten days after receipt by the Seller of written notice of such breach from the Buyer or (y) the End Date; provided, however, that the Buyer may not terminate this Agreement pursuant to this Section 8.01(b) at any time during which the Buyer is in material breach of this Agreement;

(c)                                  by the Seller, if there has been a material violation or breach by the Buyer of any representation or warranty (or any such representation or warranty shall have become untrue in any material respect after the date of this Agreement) or covenant or agreement contained in this Agreement which would, in either case, prevent the satisfaction of or result in the failure of any condition to the obligations of the Seller or the Company at the Closing and such violation or breach has not been waived by the Seller or, with respect to a breach of any covenant under this Agreement, has not been cured by the Buyer prior to the earlier to occur of (x) ten days after receipt by the Buyer of written notice of such breach from the Seller or (y) the End Date; provided, however, that the Seller may not terminate this Agreement pursuant to this Section 8.01(c) at any time during which the Seller or the Company is in material breach of this Agreement;

(d)                                 by either the Buyer or the Seller if the transactions contemplated hereby have not been consummated by October 4, 2010 (the “End Date”), provided that neither the Buyer nor the Seller shall be entitled to terminate this Agreement pursuant to this Section 8.01(d) if such Person’s (or, in the case of the Seller, the Company’s or the Seller’s) breach of this Agreement has prevented the consummation of the transactions contemplated hereby; or

(e)                                  by the Seller, if (x) all conditions set forth in Sections 2.01 and 2.02 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing), other than Section 2.02(f), if the failure of such condition to be satisfied is due to the failure by the Buyer to take such reasonable actions to satisfy the conditions to effectiveness of the Buyer’s Insurance Policy as are within its reasonable control, and (y) the Buyer shall have not, on or prior to the End Date, received the proceeds of the Debt Financing.

Section 8.02.                             Effect of Termination.

(a)                                  In the event of a termination of this Agreement by either the Buyer or the Seller in accordance with Section 8.01, the provisions of this Agreement shall immediately become void and of no further force or effect (other than the last sentence of Section 6.07(a),  this Section 8.02, the last sentence of Section 7.06(c), Article XII hereof and the Confidentiality Agreement and the Limited Guarantee which shall survive the termination of this Agreement (in the case of the Confidentiality Agreement and the Limited Guarantee, subject to the terms thereof)), and there shall be no liability on the part of the Buyer, the Company or the Seller to one another, except for liability of the Company or the Seller to the Buyer for a Willful Breach of this Agreement prior to the time of such termination.

(b)                                 Notwithstanding anything in this Agreement to the contrary, (i) in the event that the Seller terminates this Agreement pursuant to Section 8.01(e), the Buyer shall promptly, but in no event later than three Business Days after notice of such termination of this Agreement by Seller, pay to the Seller a fee of $20,000,000 (the “Buyer Termination Fee”) in cash by wire transfer of immediately available funds to an account designated by the Seller and (ii) in the event the Buyer Termination Fee becomes payable and is paid, or caused to be paid, by the Buyer pursuant to this Section 8.02(b), the Buyer Termination Fee shall be the Company’s and the Seller’s sole and exclusive remedy against Buyer and Griffon under this Agreement.

(c)                                  Sole and Exclusive Remedy.  The Parties may only terminate this Agreement pursuant to Section 8.01 and following such termination, or if the Closing does not otherwise occur, subject to Section 12.01(b), each such Party’s sole and exclusive remedy with respect to any and all claims for any breach or liability under this Agreement or otherwise relating to the subject matter of this Agreement and the transactions contemplated hereby shall be as provided in Section 8.02 hereof; provided, that nothing in this Section 8.02 shall prevent the Buyer, the Seller or the Company from electing to not terminate this Agreement and, to the extent applicable, seek specific performance under Section 12.01(a); and provided, further that nothing in this Section 8.02 shall limit the rights of the Buyer or the Seller under the Equity Commitment Letter, the rights of the Seller under the Limited Guarantee or, the obligations of Griffon under the Limited Guarantee or the Equity Commitment Letter or the rights of any Party under Section 12.12 hereof.

ARTICLE IX

SURVIVAL AND INSURANCE; INDEMNIFICATION

Section 9.01.                             Survival.  The representations and warranties set forth in Article III, and Article IV hereof shall survive the Closing for a period of 36 months following the Closing Date; provided that, the Title Representations shall survive until the earlier of (i) the expiration of the applicable statue of limitations and (ii) six years following the Closing Date.  The representations and warranties set forth in Article V hereof shall expire at and shall not survive the Closing.  The covenants of the Parties that require performance prior to Closing shall expire at and shall not survive the Closing and those covenants that require or contemplate performance after the Closing shall survive in accordance with their terms; provided that the covenants in Section 6.01 shall survive the Closing for a period of six months following the Closing Date (the “Covenant Limitation Date”).

Section 9.02.                             Buyer’s Insurance Policy.  Subject to Section 9.03(i), following the Closing, except with respect to claims based upon fraud, Buyer acknowledges and agrees that the Buyer’s Insurance Policy shall be the sole and exclusive remedy of Buyer and its Affiliates and their respective officers, directors, shareholders, members, agents, employees, successors and permitted assigns (the “Buyer Indemnitees”) of whatever kind and nature, in law, equity or otherwise, known or unknown, which such parties have now or may have in the future, resulting from, arising out of, or related to any inaccuracy or breach of any representation or warranty of the Seller or the Company contained in this Agreement.

Section 9.03.     Indemnification by the Seller.  Subject to the terms of this Article IX, from and after the Closing, the Seller shall indemnify the Buyer Indemnitees and hold them harmless from and against any and all Losses incurred or suffered by a Buyer Indemnitee resulting from, arising out of or related to (i) any breach or inaccuracy of any representation or warranty made by the Seller or the Company in this Agreement (or any certificate or documents delivered pursuant to this Agreement to the extent relating to the accuracy of such representations and warranties) to the extent that a Buyer Indemnitee provides written notice of such breach or inaccuracy to the Seller prior to the Representation Limitation Date, provided, that for purposes of determining the amount of any Losses incurred (but not for purposes of determining whether a breach has occurred), arising out of or relating to any such breach of a representation or warranty, any references to materiality or any similar exception or qualification contained in or otherwise applicable to such representation or warranty shall be disregarded; and (ii) the nonfulfillment, nonperformance or other breach of Section 6.01 by the Company in any respect.

Section 9.04.     Limitations on Indemnification.  The indemnification provided for in Section 9.03 is subject to the following limitations:

(a)                                  the Buyer and the Seller shall each be responsible for 50% of such Buyer Indemnitee’s Losses under Section 9.03(i) up to $5,000,000 in the aggregate with respect to claims made by such Buyer Indemnitee on or prior to the Representation Limitation Date(it being understood that the Buyer’s Insurance Policy shall be the sole and exclusive remedy of the Buyer Indemnitees to the extent their Losses exceed $5,000,000 in the aggregate prior to, on or after the Representation Limitation Date); provided that, for the avoidance of doubt, the aggregate amount required to be paid by the Seller pursuant to Section 9.03(i) shall not exceed $2,500,000; provided, further, that the Seller’s obligations under Section 9.03(i) shall be satisfied solely from and shall not exceed the available Escrow Amount;

(b)                                 the Seller shall be liable for Losses under Section 9.03(i) only to the extent that the Buyer Indemnitee would have been entitled to indemnification for such Losses under the terms of the Buyer’s Insurance Policy in effect as of the date hereof (taking into account all limitations, exclusions, qualifications, rights of subrogation and covenants and agreements set forth therein), but for (x) Item 5 of the “Declarations” set forth in the Buyer’s Insurance Policy, (y) any exclusions related to or arising out of Buyer’s actual knowledge of breaches of any representations or warranties as of the Inception Date which breach the Buyer did not have actual knowledge of as of the date hereof and (z) Item 4(j) of the Buyer’s Insurance Policy;

(c)                                  the Seller shall have no obligations under Section 9.03(i) from and after the Representation Limitation Date; provided that, so long as a Buyer Indemnitee delivers written notice of a claim to the Seller describing in reasonable detail the claim, the amount thereof (if known and quantifiable), and the basis thereof prior to the Representation Limitation Date, the Seller shall be required to indemnify such Buyer Indemnitee for all indemnifiable Losses (subject to the other limitations contained herein) which such Buyer Indemnitee may incur in respect to the matters which are the subject of such claim;

(d)                                 the Seller shall be liable to a Buyer Indemnitee with respect to indemnifiable Losses referred to in clause (ii) of Section 9.03 only if and to the extent the Buyer Indemnitee provides the Seller with written notice thereof with reasonable detail supporting such Losses prior to the Covenant Limitation Date;

(e)                                  the Seller’s obligations under clause (ii) of Section 9.03 shall be satisfied solely from and shall not exceed the available Escrow Amount; and

(f)                                    in the event of a breach of Section 6.01, in no event shall the Buyer be entitled to any recovery thereunder for amounts already received by the Buyer pursuant to the adjustments contemplated by Section 1.03 hereof.

ARTICLE X

ADDITIONAL COVENANTS

Section 10.01.                       Disclosure Generally.  If and to the extent any information required to be furnished in the Seller Disclosure Schedules or the Company Disclosure Schedules is contained in this Agreement or in the Seller Disclosure Schedules or the Company Disclosure Schedules attached hereto and such information is reasonably apparent on its face to be responsive to any other section of the Seller Disclosure Schedules or the Company Disclosure Schedules, such information shall be deemed to be included in all sections in which the information is required to be included.  The inclusion of any information in the Seller Disclosure Schedules or the Company Disclosure Schedules attached hereto shall not be deemed to be an admission or acknowledgment by the Company, its Subsidiaries or the Seller, in and of itself, that such information is material to or outside the ordinary course of the business of the Company or its Subsidiaries.

Section 10.02.                       No Additional Representations; Disclaimer.

(a)                                  The Buyer acknowledges that neither the Seller, the Company nor any of its Subsidiaries, nor any other Person acting on behalf of the Company or any of its Affiliates has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or any of its Subsidiaries or their respective businesses or assets, except as expressly set forth in this Agreement or the Schedules hereto.  The Buyer further agrees that, except as provided herein, neither the Seller nor any other Person shall have or be subject to any liability to the Buyer or any other Person resulting from the distribution to the Buyer, or the Buyer’s use of, any such information and any information, document or material made available to the Buyer or the Buyer’s Representatives in certain “data rooms,” management presentations or any other form in expectation of the transactions contemplated by this Agreement.

(b)                                 In connection with the Buyer’s investigation of the Company and its Subsidiaries, the Buyer or the Buyer’s Representatives has received from or on behalf of the Company certain projections, including projected statements of operating revenues and income from operations of the Company and its Subsidiaries for the fiscal year ending October 3, 2010 and for subsequent fiscal years and certain business plan information for such fiscal year and succeeding fiscal years.  The Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Buyer is familiar with such uncertainties, that the Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that the Buyer shall have no claim against the Seller or any other Person with respect thereto.  Accordingly, except as provided herein, neither the Company nor the Seller make any representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts).

(c)                                  The Buyer acknowledges that it has conducted to its satisfaction, an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company and its Subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement, Buyer has relied on the results of its own independent investigation and verification and the representations and warranties of the Company and the Seller expressly and specifically set forth in this Agreement, including the Seller Disclosure Schedules and the Company Disclosure Schedules attached hereto.  SUCH REPRESENTATIONS AND WARRANTIES BY THE COMPANY AND THE SELLER CONTAINED IN THIS AGREEMENT OR ANY CERTIFICATE DELIVERED BY THE COMPANY OR THE SELLER PURSUANT TO THIS AGREEMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SELLERS TO BUYER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND BUYER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESSED OR IMPLIED (INCLUDING, BUT NOT LIMITED TO, ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES OF THE COMPANY AND ITS SUBSIDIARIES) ARE SPECIFICALLY DISCLAIMED BY THE COMPANY AND THE SELLER.

Section 10.03.                       Certain Tax Matters.

(a)                                  The Company shall file or cause to be filed with the appropriate Governmental Entity having jurisdiction all Tax Returns required to be filed by or with respect to the Company and each of its Subsidiaries on or prior to the Closing Date.  The Company shall deliver a draft of such Tax Return to Buyer at least 30 days prior to the due date for filing such Tax Return for Buyer’s review and consent, which shall not be unreasonably withheld, delayed or conditioned.  Such Tax Returns shall be prepared by the Company in a manner that is consistent with the preparation of such Tax Returns in prior taxable periods.

(b)                                 After the Closing, the Buyer, shall file or cause to be filed when due with the appropriate Governmental Entities having jurisdiction all Tax Returns of the Company and each of its Subsidiaries that are required to be filed after the Closing Date.

(c)                                  After the Closing, the Buyer and the Company shall cooperate fully with, as and to the extent reasonably requested by the Seller in connection with the filing of any Tax Returns of the Seller or any of its Affiliates and any audit, litigation or other Proceeding with respect to Taxes of the Company or any of its Subsidiaries or the Buyer or the Seller and any of their Affiliates.  Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Company shall retain all books and records with respect to tax matters pertinent to the Company and its Subsidiaries relating to any tax periods and shall abide by all record retention agreements entered into with any taxing authority, and shall give the Seller reasonable written notice prior to transferring, destroying or discarding any such books and records prior to the expiration of the applicable statute of limitations for that tax period, and if the Seller so requests, the Company shall allow the Seller to take possession of such books and records.

(d)                                 All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (“Transfer Taxes”) shall be paid fifty percent by the Buyer and fifty percent by the Seller when due, and the party primarily or customarily responsible under applicable Law for filing any Tax Returns and other documentation that must be filed in connection with Transfers Taxes will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law, the other party will join in the execution of any such Tax Returns and other documentation.  Each party shall promptly pay all Transfer Taxes for which it is responsible pursuant to this Section 10.03(d).  For the avoidance of doubt, Transfer Taxes shall not include any Tax imposable on gain derived by the Seller with respect to the transactions contemplated by this Agreement.

(e)                                  Any Tax sharing agreement, Tax allocation agreement or other similar arrangement to which the Company or any of its Subsidiaries is a party shall be terminated as of or prior to the Closing Date and, after the Closing Date, none of the Company or any of its Subsidiaries shall be bound thereby or have any liability thereunder.

(f)                                    The Seller, the Company and the Buyer agree that any United States federal, state or local income tax deduction arising from the termination of the Swap Arrangements and the payment of the Eligible Payments shall have accrued for income tax purposes after the Closing Date and further agree that they shall each file all income Tax Returns in a manner consistent therewith.

Section 10.04.                       Publicity.  Parties agree that except as may be required by applicable Law (in the reasonable opinion of counsel) including the rules and regulations promulgated by the SEC and the New York Stock Exchange,  no public release or announcement by the Seller, the Company, the Buyer or any of their respective Affiliates concerning this Agreement or the transactions contemplated hereby shall be made without advance approval thereof by the Seller and the Buyer, which approval shall not be unreasonably withheld, delayed or conditioned.  If any such public announcement is required by Law (in the reasonable opinion of counsel) to be made by any Party, prior to making such announcement, such Party will deliver a draft of such announcement to the other Party, and shall provide each other Party reasonable opportunity to comment thereon.

Section 10.05.                       Further Assurances.  From time to time, as and when reasonably requested by any Party hereto and at such Party’s expense, any other Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such other Party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

ARTICLE XI

DEFINITIONS

Section 11.01.                       Defined Terms.  For all purposes of this Agreement, the following terms shall have the respective meanings set forth in this Section 11.01.

“280G Shareholder Vote” has the meaning set forth in Section 6.11.

“Accounting Firm” has the meaning set forth in Section 1.03(b).

“Affiliates” means with respect to any Person, any other Person, directly or indirectly through one or more intermediaries, controlling, controlled by or under common control with such particular Person.  The term “control” (including, with the correlative meaning, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Allocation Schedule” has the meaning set forth in Section 10.03(e).

“Ames” has the meaning set forth in the preamble.

“Ames Australia” means Ames True Temper Australia Pty Ltd.

“Ancillary Documents” means this Agreement, the Purchase Price Adjustment Escrow Agreement and the other instruments and documents contemplated hereby and thereby.

“Applicable Date” has the meaning set forth in Section 4.06(b).

“Audited Financial Statements” has the meaning set forth in Section 4.06(a).

“Balance Sheet Date” has the meaning set forth in Section 4.06(a).

“Binder Agreement” means the Binder Agreement Number 14363199 issued by Chartis to the Buyer.

“Business Day” means any day other than (i) Saturday or Sunday or (ii) any other day on which banks in New York, New York, are permitted or required to be closed.

“Buyer” has the meaning set forth in the preamble.

“Buyer Disclosure Schedules” means the disclosure schedules to this Agreement that are referred to in Article V and are being delivered by the Buyer to the Seller concurrently herewith.

“Buyer Indemnitees” has the meaning set forth in Section 9.02.

“Buyer’s Insurance Policy” means the Buyer-Side Representations and Warranties Insurance Policy Number 14363199 issued by Chartis to the Buyer in effect as of the date hereof; provided that the terms of such Buyer’s Insurance Policy are not amended, modified or changed after the date hereof and prior to the Representation Limitation Date unless reasonably consented to by the Seller and the Buyer.

“Buyer Termination Fee” has the meaning set forth in Section 8.02(b).

“Cash and Cash Equivalents” means those items which are required by GAAP to be included as “cash” or “cash equivalents” on the Closing Balance Sheet but excluding, (i) in each case, any effects of the consummation of the transactions contemplated by this Agreement and the financing thereof (ii) with respect to “cash”, any restricted cash, which shall be limited to cash held by or for the benefit of third parties to secure an obligation of the Company or any of its Subsidiaries and in no event shall “cash” or “cash equivalents” be deemed to be restricted by virtue of it being held outside the United States.

“Chartis” means Chartis Specialty Insurance Company.

“Claims” has the meaning set forth in Section 12.15.

“Closing” has the meaning set forth in Section 1.04(a).

“Closing Date” has the meaning set forth in Section 1.04(a).

“Closing Date Balance Sheet” has the meaning set forth in Section 1.03(a).

“Closing Date Indebtedness” shall mean the sum of (i) the Indebtedness of the Company and its Subsidiaries outstanding and unpaid immediately prior to the Closing that is being assumed, repaid, prepaid, defeased or retired by the Buyer, on behalf of the Company and its Subsidiaries, which shall include any fees, costs, penalties or make-whole or similar payments in connection therewith; provided that the face amount of any letter of credit shall be considered “Closing Date Indebtedness” only to the extent drawn upon; plus, without duplication, (ii) the Swap Settlement Cost.  The Closing Date Indebtedness (other than the Swap Settlement Cost) is set forth in Section 11.01(b) of the Company Disclosure Schedules.

“Closing Transactions” has the meaning set forth in Section 1.04(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letters” has the meaning set forth in Section 5.07(a).

“Company” has the meaning set forth in the preamble.

“Company Closing Costs” means all of the fees, expenses and other payments (including compensatory payments) incurred by the Company in connection with the transactions contemplated by this Agreement and the Ancillary Agreements (on its own behalf and on behalf of the Seller), including, without limitation, any fees and expenses owed to Schulte Roth & Zabel LLP, Credit Suisse Securities (USA) LLC, UBS Securities, LLC, Robert W. Baird

& Co. Inc., Transworld Capital Group, Ltd. any Management Agreement Termination Fee, $1,200,000, representing 75% of the aggregate premium payable with respect to the Buyer’s Insurance Policy for the entire term of such policy, and such other costs as are set forth on Section 11.01(c) of the Company Disclosure Schedules.

“Company Disclosure Schedules” means the disclosure schedules to this Agreement that are referred to in Article IV and are being delivered by the Company to the Buyer concurrently herewith.

“Company Intellectual Property” means all Intellectual Property owned, used or held for use by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate with any other change, effect, event, occurrence, state of facts or development, is or is reasonably likely to be materially adverse to (i) the financial condition or results of operations, assets, liabilities or business of the Company and its Subsidiaries taken as a whole, provided that any material adverse change (including a prospective change) to the Company and its Subsidiaries, taken as a whole, business relationship with The Home Depot Inc., Lowe’s Companies, Inc., Wal-Mart Stores, Inc. or any of their respective Subsidiaries or Affiliates with whom the Company and its Subsidiaries, taken as a whole, has a material business relationship as of the date hereof (collectively, the “Major Customers”) shall constitute the basis for a Material Adverse Effect and Material Adverse Change; provided, however, that none of the following shall be deemed in itself, or in any combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect or Material Adverse Change: (a) any adverse change, effect, event, occurrence, state of facts or development attributable to the announcement or pendency of the transactions contemplated by this Agreement (other than with respect to any Company and its Subsidiaries relationship with any Major Customer); (b) any adverse change, effect, event, occurrence, state of facts or development affecting the lawn and garden industry (that does not disproportionately affect the Company and its Subsidiaries, taken as a whole), the United States economy as a whole or the capital markets in general; (c) any adverse change, event, development, or effect arising from or relating to changes in GAAP; (d) any adverse change, effect, event, occurrence, state of facts or development resulting from or relating to compliance with the terms of, or the taking of any action required by, this Agreement (other than consummation of the Closing itself); or (e) any adverse change, effect, event, occurrence; state of facts or development arising from or relating to the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism directly involving the United States of America, or (ii) the ability of the Company to timely consummate the transactions contemplated hereby.

“Company Releasees” has the meaning set forth in Section 12.15.

“Competing Transaction” has the meaning set forth in Section 6.06.

“Confidentiality Agreement” has the meaning set forth in Section 6.02.

“Contract” means any agreement, contract, trust, indenture, instrument, note, deed, lease for personal property, license, obligation, arrangement, understanding, commitment, or undertaking (whether written or oral, whether express or implied and whether formal or informal).

“Covenant Limitation Date” has the meaning set forth in Section 9.01.

“Credit Facility” means that certain Amended and Restated Credit Agreement, dated as of April 7, 2006, by and among Ames True Temper, Inc., Acorn Products, Inc., UnionTools, Inc. and Ames True Temper Properties, Inc., as Borrowers, ATT Holding Co., as a Parent Guarantor, Bank of America, N.A., as Administrative Agent, Swingline Lender and L/C Issuer, and the other lender parties thereto (including all amendments thereto).

“Current Assets” means, as of any date, the consolidated current assets of the Company and its Subsidiaries determined in accordance with GAAP (excluding Cash and Cash Equivalents), which current assets shall include only the line items set forth on Annex A hereto under the heading “Current Assets.”

“Current Liabilities” means, as of any date, the consolidated current Liabilities of the Company and its Subsidiaries determined in accordance with GAAP, which current Liabilities shall include only the line items set forth on Annex A hereto under the heading “Current Liabilities” and no other Liabilities.

“Debt Commitment Letter” has the meaning set forth in Section 5.07(a).

“Debt Financing” has the meaning set forth in Section 5.07(a).

“Eligible Payments” means those payments to be made to certain members of management by the Company, as and to the extent set forth on Schedule 11.01(a).

“Employee Benefit Plans” has the meaning set forth in Section 4.14(a).

“Employees” has the meaning set forth in Section 4.15.

“End Date” has the meaning set forth in Section 8.01(d).

“Environmental Claims” has the meaning set forth in Section 4.17.

“Environmental Laws” has the meaning set forth in Section 4.17.

“Equity Commitment Letter” has the meaning set forth in Section 5.07(a).

“Equity Financing” has the meaning set forth in Section 5.07(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered a single employer with the Company under Section 414 of the Code.

“Escrow Account” has the meaning set forth in Section 1.04(b)(iii).

“Escrow Agent” has the meaning set forth in Section 1.04(b).

“Escrow Agreement” has the meaning set forth in Section 1.04(b)(iii).

“Estimated Company Closing Costs” has the meaning set forth in Section 1.02.

“Estimated Closing Date Balance Sheet” has the meaning set forth in Section 1.02.

“Estimated Closing Date Cash and Cash Equivalents” has the meaning set forth in Section 1.02.

“Estimated Closing Date Indebtedness” has the meaning set forth in Section 1.02.

“Estimated Purchase Price” has the meaning set forth in Section 1.01(b).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Final Closing Date Cash and Cash Equivalents” has the meaning set forth in Section 1.03(a).

“Final Closing Date Indebtedness” has the meaning set forth in Section 1.03(a).

“Final Company Closing Costs” has the meaning set forth in Section 1.03(a).

“Final Purchase Price” has the meaning set forth in Section 1.03(c).

“Final Net Working Capital” has the meaning set forth in Section 1.03(a).

“Finally Determined” has the meaning set forth in Section 1.05(b)(iii).

“Financial Statements” has the meaning set forth in Section 4.06(a).

“Financings” has the meaning set forth in Section 5.07(a).

“Financing Source” means the entities that have committed to provide or otherwise enter into agreements in connection with the Debt Financing or other financings in connection with the transactions contemplated hereby, including the parties to the Debt Commitment Letters, the commitment letters relating to any Replacement Commitment and any joinder agreements or credit agreements relating thereto.

“Foreign Plans” has the meaning set forth in Section 4.14(r).

“GAAP” means the United States generally accepted accounting principles, applied on a basis consistent with the Company’s financial statements described in Section 4.06.

“Griffon” has the meaning set forth in the preamble hereto.

“Governmental Entity” means any supranational, national, state, provincial, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental body exercising any regulatory, judicial, administrative, taxing, importing or other governmental or quasi-governmental authority.

“Hazardous Materials” means any materials, substances or wastes, whether solid, liquid or gaseous, defined, listed, classified, or regulated as “hazardous”, “extremely hazardous”, “toxic”, a “pollutant”, or a “contaminant” in or under any Environmental Laws, including petroleum products and any fractions or distillates thereof, friable asbestos, radioactive materials, polychlorinated biphenyls, lead based paint, and urea formaldehyde foam insulation.

“Holdco” has the meaning set forth in the preamble.

“HSR Act” has the meaning set forth in Section 2.01(a).

“Indebtedness” means any liability or obligation, whether or not contingent, (i) in respect of borrowed money or evidenced by bonds, monies, debentures, or similar instruments or upon which interest payments are normally made, (ii) under capitalized leases, (iii) in respect of loans and advances, (iv) for the payment of any deferred purchase price of any property, assets or services (including pursuant to capital leases) but excluding trade payables, (v) guarantees, direct or indirect, in any manner, of all or any part of any Indebtedness, leases, dividends or other obligations of any Person in any manner, whether directly or indirectly, provided that guarantees by the Company or any of its Subsidiaries of an obligation of another Subsidiary of the Company shall not constitute Indebtedness, (vi) all obligations under acceptance, standby letters of credit or similar facilities, (vii) all matured obligations to purchase, redeem, retire, defease or otherwise make any payment in respect of any membership interests, shares of capital stock or other ownership or profit interest or any warrants, rights or options to acquire such membership interests, shares or such other ownership or profit interest, (viii) all premiums, penalties or make whole or similar payments paid or payable in connection with the obligations referred to in (i) – (vii) except in connection with the Senior Notes, (ix) all accrued interest of all obligations referred to in (i) – (viii) and (ix) all obligations referred to in (i) – (ix) of a third party secured by any Lien on property or assets; provided that in no event shall any underfunding or underfunded portion of any Employee Benefit Plan be considered “Indebtedness” for purposes of this Agreement, nor shall any Indebtedness between or among the Company or any of its Subsidiaries be considered “Indebtedness” for purposes of this Agreement.

“Indentures” means the Senior Floating Rates Notes Indenture and the Senior Subordinated Notes Indenture.

“Intellectual Property” means all intellectual property rights and related priority rights, whether protected, created or arising under the laws of the United States or any other jurisdiction or under any international convention, including all patents, copyrights, trademarks, service marks, trade names, brand names, Internet domain names, logos or other indicia of origin, and trade secrets and know-how and similar proprietary rights, and all applications or registrations thereof.

“Interim Release Date” has the meaning set forth in Section 1.05(a).

“IP Licenses” means all licenses, sublicenses, and other agreements under which the Company or any of its Subsidiaries has granted or received any licenses or rights that involve Intellectual Property (including settlement and co-existence agreements).

“IRS” has the meaning set forth in Section 4.14(b).

“IT Systems” means all communications systems, computer systems, servers, network equipment and other hardware owned, licensed or leased by the Company or any of its Subsidiaries.

“Key Executives” means Duane Greenly, Daniel Yurovich, Larry Baab, David Nuti, Geoff Brownrigg, Chris Ebling, Joe Wersosky, Jean Gaudreault and Mike Tomchak.

“Knowledge” means, (i) with respect to the representations and warranties of the Company set forth herein which are made subject to the qualification “to the Knowledge of the Company,” or other qualification of similar import, as of the date hereof or the Closing Date, the actual knowledge of Duane Greenly, Tom O’Connor, Daniel Yurovich, Larry Baab, Mike Tomchak, David Nuti, Geoff Brownrigg, Chris Ebling, Tony Tang, Joe Wersosky and Jean Gaudreault of any matter, fact, or thing, and such knowledge that such individuals should have had after reasonable due inquiry, or (ii) with respect to the representations and warranties of the Buyer set forth herein which are made subject to the qualification “to the Knowledge of the Buyer,” or other qualification of similar import, as of the date hereof or the Closing Date, the actual knowledge of Ronald Kramer, Douglas Wetmore, Brian Harris, Gene Colleran, Seth Kaplan and Michael Gray, of any matter, fact, or thing, and such knowledge that such individuals should have had after reasonable due inquiry.

“Latest Audited Balance Sheet” has the meaning set forth in Section 4.06(a).

“Latest Unaudited Balance Sheet” has the meaning set forth in Section 4.06(a).

“Law” means any statute, code, Order, law, ordinance, rule, regulation, common law or other requirement of any Governmental Entity.

“Lease” has the meaning set forth in Section 4.08(a).

“Leased Real Property” has the meaning set forth in Section 4.08(a).

“Liabilities” means any and all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including, whether arising out of contract or tort, based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Lien” means any security interest, pledge, mortgage, lien, charge, hypothecation, option or purchase or lease or otherwise acquire any interest, conditional sales agreement, title retention, adverse claim of ownership or use, title defect, easement, right of way or other encumbrance of any kind on or with respect to any property (real or personal) or property interest.

“Loss” means, with respect to any Person, any loss, liability, fine, penalty, claim, action, cause of action, cost, damage, deficiency, Tax or other loss or expense, including reasonably legal fees and expenses, but excluding, exemplary or punitive damages (unless such punitive damages are awarded against such Person in favor of any unaffiliated third Person).

“Management Agreement Termination Fee” means any cash payment by the Company and/or its Subsidiaries to Castle Harlan, Inc., pursuant to, and in full settlement and termination of, the Management Agreement, dated as of June 28, 2004 (as amended or supplemented from time to time), by and among Castle Harlan, Inc., the Company, Holdco and Ames.

“Material Contracts” has the meaning set forth in Section 4.10(b).

“Material Permits” has the meaning set forth in Section 4.21.

“Multiemployer Plan” means a plan as described in Section 3(37)(A) of ERISA.

“Net Working Capital” means as of the Closing Date (i) the Company’s Current Assets minus (ii) the Company’s Current Liabilities, in each case on a consolidated basis, and as of the Closing Date.

“Non-Recourse Party” has the meaning set forth in Section 9.02.

“Objection Notice” has the meaning set forth in Section 1.03(b).

“Order” means any judgment, order, injunction, stipulation, decree, writ, doctrine, ruling, assessment or arbitration award or similar order of any Governmental Entity.

“Owned Real Property” has the meaning set forth in Section 4.08(c).

“Parties” has the meaning set forth in the preamble.

“Pay-Off Letters” has the meaning set forth in Section 2.02(c)(iv).

“Permit” means any approvals, authorizations, consents, licenses, permits or certificates, variances and exemptions of a Governmental Entity.

“Permitted Liens” means (i) any and all mechanics’, workmen’s, common carrier, warehousemen’s and other similar Liens arising by operation of Law and incurred in the ordinary course of business which are not yet due and payable, (ii) Liens that relate to Taxes, assessments and governmental charges or levies imposed upon the Company that are not yet due and payable or that are being contested in good faith by appropriate Proceedings, and for which adequate reserves have been established in the Financial Statements to the extent required by GAAP, (iii) Liens imposed by Law that relate to obligations that are not yet due and have arisen in the ordinary course of business, (iv) pledges or deposits to secure obligations under workers’ compensation Laws or similar Laws or to secure public or statutory obligations and which pledges or deposits are reflected in the Financial Statements to the extent required by GAAP, (v) Liens that relate to zoning, entitlement and other land use Laws or Environmental Laws which are not violated by the current use and operation by the Company or its Subsidiaries, as applicable, of the Real Property, (vi) utility easements for electricity, gas, water, sanitary, sewer, surface water drainage or other rights and easements granted to any Governmental Entities which do not materially impair the occupancy or use of the Real Property for the purposes for which it is currently used, (vii) any recorded utility company rights, easements or franchises for electricity, water, steam, gas, telephone or other service or the right to use and maintain poles, lines, wires, cables, pipes, boxes and other fixtures and facilities in, over, under and upon any Real Property which do not materially impair the occupancy or use of the Real Property, (viii) any Subleases, minor imperfections of title and other Liens on any Real Property that, individually or in the aggregate with all other Liens affecting such Real Property, do not materially diminish the value of any Owned Real Property or materially interfere with the use of such Real Property in the operation of the business of the Company in the ordinary course and consistent with past practice and (ix) Liens described in Section 11.01(d) of the Company Disclosure Schedules.

“Person” means any individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, an unincorporated organization and a Governmental Entity.

“Post-Closing Statement” has the meaning set forth in Section 1.03(a).

“Pre-Closing Taxes” means all liability for all Taxes of the Company and its Subsidiaries (i) for all Pre-Closing Tax Periods and (ii) with respect to a Straddle Period, that are allocable to the portion of such period that ends on or before the Closing Date, determined on an interim closing of the books as of the close of business at the Closing Date.

“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date.

“Preliminary Closing Statement” has the meaning set forth in Section 1.02.

“Proceeding” means any action, suit, claim, arbitration, audit, assessment, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator.

“Product” has the meaning set forth in Section 4.25.

“Purchase Price Adjustment” has the meaning set forth in Section 1.03(e).

“Purchase Price Excess” has the meaning set forth in Section 1.03(e).

“Purchase Price Shortfall” has the meaning set forth in Section 1.03(e).

“Real Property” has the meaning set forth in Section 4.08(c).

“Registered” means issued, registered, renewed or subject of a pending application.

“Release” in the context of Hazardous Materials means any release, spill, leak, discharge, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, migrating or allowing to escape into the indoor or outdoor environment.

“Releasing Executives” means Duane Greenly, David Nuti, Dan Yurovich, Joseph Wersosky, Geoff Brownrigg, Chris Ebling, Jean Gaudreault, Larry Baab, Mike Tomchak and Tony Tang.

“Replacement Commitment” has the meaning set forth in Section 7.08(b).

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, Affiliates, investment bankers, attorneys, accountants and other advisors or representatives.

“Representation Limitation Date” means, the earliest of: (i) the 36-month anniversary of the Closing Date, (ii) if the Buyer has not made a claim against the Seller or the Company under Section 9.01(i) on or prior to December 31, 2011, December 31, 2011 or (iii) the date on which, in accordance with Section 1.05(a), the Seller is no longer obligated to maintain funds in the Escrow Account for claims under Section 9.03(i).

“Retention Dropdown Date” has the meaning set forth in the Buyer’s Insurance Policy as in effect on the date hereof.

“SEC” means the Securities and Exchange Commission.

“SEC Documents” has the meaning set forth in Section 4.06(b).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Disclosure Schedules” means the disclosure schedules to this Agreement that are referred to in Article III and are being delivered by the Seller to the Buyer concurrently herewith.

“Senior Notes” means the Senior Floating Rate Notes and the Senior Subordinated Notes.

“Senior Floating Rate Notes” means the Senior Floating Rate Notes due 2012 issued by Ames.

“Senior Floating Rate Notes Indenture” means the Indenture, dated as of January 14, 2005, by and among Ames, as the issuer, Holdco, as the parent guarantor, and the Bank of New York, N.A., as trustee.

“Senior Subordinated Notes” means the 10% Senior Subordinated Notes due 2012 issued by Ames.

“Senior Subordinated Notes Indenture” means the Indenture, dated as of June 28, 2004, by and among Ames, as the issuer, Holdco, as the parent guarantor, and The Bank of New York, N.A., as trustee.

“Shares” has the meaning set forth in the preamble.

“Software” means all (a) computer programs, including all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases and compilations, including all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (d) documentation, including user manuals and other training documentation, related to any of the foregoing.

“Solvency Assumptions” has the meaning set forth in Section 5.08.

“SRZ” has the meaning set forth in Section 12.14.

“Straddle Period” means a taxable period which includes the Closing Date but does not end on that date.

“Sublease” has the meaning set forth in Section 4.08(b).

“Subsidiary” means, with respect to any Person, any corporation, association, partnership, limited liability company, trust or other entity of which more than 50% of the voting power is held, directly or indirectly, by such Person.

“Swap Arrangements” means the interest rate swap transaction, dated as of January 9, 2009, by and between Wachovia Bank, N.A. and Ames True Temper, Inc., with an effective date of January 15, 2010, and the interest rate swap transaction, dated as of January 9, 2009, by and between Wachovia Bank, N.A. and Ames True Temper, Inc., with an effective date of January 18, 2011.

“Swap Settlement Cost” means the sum of (A) a Market Quotation (as defined in the Swap Arrangements) representing the price to be paid by the Company in respect of each Swap Arrangement , determined in accordance with such definition of Market Quotation provided, that, (i) such Market Quotation shall be determined on the basis of quotations from no less than three Reference Market-makers , and (ii) and shall be as of a date no later than 72 hours prior to the Closing, plus (B) any Unpaid Amounts (as defined in the Swap Arrangements) in respect of such Swap Arrangements.

“Target Net Working Capital Range” means $108,000,000 to $118,000,000.

“Tax” or “Taxes” means (i) any federal, state, local or foreign taxes (including any tax on or based upon net income, gross income, or income as specially defined, or earnings, profits, or selected items of income, earnings or profits) and all gross receipts, capital stock, franchise, profits, withholding, employment, social security, unemployment, disability, real property, environmental, ad valorem/personal property, stamp, excise, occupation, sales, use, transfer, transaction, value added, windfall profits, customs duties, alternative minimum, estimated or other taxes of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not, (ii) any penalties attributable to Tax Returns and (iii) any liability in respect of any item described in clause (i) or (ii) payable by reason of contract, assumption, transferee or successor liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any comparable or similar provision under applicable Law).

“Tax Returns” means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any governmental entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Title Representations” means the representations and warranties contained in Sections 3.02, 3.03, 3.05, 4.02, 4.04, 4.05, 4.09 and 4.14.

“Transfer” has the meaning set forth in Section 6.01(d).

“Transfer Taxes” has the meaning set forth in Section 10.03(d).

“Unaudited Financial Statements” has the meaning set forth in Section 4.06(a).

“U.S. Dollar Equivalent”  means the equivalent amount in U.S. Dollars of Australian Dollars as determined by reference to the New York foreign exchange selling rates, as published by The Wall Street Journal three Business Days prior to the Closing Date.

“Westmix” has the meaning set forth in the preamble to Article III.

“Westmix Agreement” means the Business Sale Agreement dated as of July 5, 2010, among West Barrows Mix Pty Ltd., Ames Australia and Michelangelo Cantone and Jewell Cantone.

“Westmix Purchase Price” means the U.S. Dollar Equivalent of 14,050,000 Australian Dollars.

“Westmix Deposit” means the U.S. Dollar Equivalent of $1,405,000 Australian Dollars determined as of the Closing Date.

“Willful Breach” has the meaning set forth in Section 12.01(b).

ARTICLE XII

MISCELLANEOUS

Section 12.01.                       Specific Performance; Remedies.

(a)                                  The Parties to this Agreement each acknowledge that the Buyer, the Seller and the Company would be irreparably damaged in the event that the provisions of this Agreement were not performed in accordance with the terms hereof and the Parties further agree that such damage could not be adequately remedied by the payment of money damages.  Accordingly, (i) the Buyer shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity without posting any bond and without proving that monetary damages would be inadequate, and (ii) subject to Section 8.02(b), the Seller and the Company shall be entitled, without posting any bond and without proving that monetary damages would be inadequate, to an injunction or injunctions to prevent breaches of this Agreement by the Buyer or Griffon or to enforce specifically the terms and provisions of this Agreement and the Equity Commitment Letter in each case only to prevent breaches of or enforce compliance with (x) the Buyer’s and Griffon’s covenants and agreements contained in Article VII hereof (other than Section 7.05(b) and any requirement of Griffon to consummate the funding contemplated by the Equity Commitment Letter) and (y) those covenants and agreements of the Buyer that require the Buyer to consummate the purchase of the Shares or require Griffon to consummate the funding contemplated by the Equity Commitment Letter, only if in the case of this clause (y), the financing provided for in the Debt Commitments Letters (or any Replacement Commitments) is available to be drawn down by the Buyer pursuant to the terms of the applicable agreements but is not so drawn down as a result of the Buyer refusing to do so in breach of this Agreement, Griffon’s refusal to provide the funding contemplated by the Equity Commitment Letter or Buyer’s refusal to call the funding commitment contemplated by the Equity Commitment Letter.  In the circumstances in which any Party is entitled to specific performance, the other Parties shall not oppose, argue, contend or otherwise be permitted to raise as a defense that an adequate remedy at law exists or that injunctive relief is inappropriate or unavailable.   If the financing provided for in the Debt Commitments Letters is available to be drawn down by the Buyer pursuant to the terms of the applicable agreements but is not so drawn down as a result of the Buyer refusing to do so in breach of this Agreement, Griffon’s refusal to consummate the funding contemplated by the Equity Commitment Letter or Buyer’s refusal to call such funding commitment, it is explicitly agreed that (A) the Company and/or the Seller shall be entitled to cause the Buyer to fully enforce the terms of the Equity Commitment Letter against Griffon (including by directly filing, and/or demanding that Buyer file, one or more lawsuits against Griffon to fully enforce Griffon’s obligations thereunder) and (B) the Company and/or the Seller shall be entitled to cause the Buyer to enforce the terms of the Debt Commitment Letters (or, if replacement financing is being used, the terms of the Replacement Commitment), including by demanding Buyer to file one or more lawsuits against the sources of the Debt Financing to fully enforce such sources’ obligations thereunder and Buyer’s rights thereunder.

(b)                                 If (x) the Seller or the Company institute a Proceeding for injunctive relief or specific performance under Section 12.01(a) and a court of competent jurisdiction does not award injunctive relief or specific performance to the Seller or the Company in a final Order in accordance with Section 12.01(a) (other than, if such court, in the process of such Proceeding, determines that neither the Buyer nor Griffon has committed a Willful Breach), (y) the Buyer or Griffon has committed a Willful Breach of this Agreement (other than a failure to consummate the purchase of the Shares if the financing provided for in the Debt Commitments Letters is not available to be drawn down by the Buyer pursuant to the terms of the applicable agreements, other than as a result of Buyer’s or Griffon’s breaches of its obligations under this Agreement or the Equity Commitment Letter) and (z) the Seller has not terminated this Agreement under Section 8.01(e) and collected the Buyer Termination Fee, then the Company or the Seller may institute a Proceeding for monetary damages against the Buyer, in which case, the Parties hereby agree and stipulate that if the Seller or the Company establish a Willful Breach of this Agreement by the Buyer or Griffon, the amount awarded to the Seller or the Company shall not be less than $20,000,000 nor exceed $40,000,000 in the aggregate.  Notwithstanding anything in this Agreement to the contrary, if the Seller or the Company is awarded injunctive relief or specific performance pursuant to Section 12.01(a) as a result of which the Closing actually occurs, or monetary damages pursuant to Section 12.01(b), such equitable relief or monetary damages, as the case may be, shall be the Seller’s and the Company’s sole and exclusive remedy against Buyer and Griffon under this Agreement.  “Willful Breach” means a material breach of any representation, warranty or covenant made by the applicable Party (or Griffon) in this Agreement that is a consequence of an act or failure to act by such party with the actual knowledge that the taking of such action or failure to take such action would cause a material breach of this Agreement, and such party has received written notice of such Willful Breach and has failed to cure such Willful Breach (if such Willful Breach is curable) within four Business Days of such notice or such shorter period as is necessary to permit the Closing to occur by the End Date.

(c)                                  Notwithstanding anything in this Agreement to the contrary, the Parties hereto agree that, except as provided in Sections 8.02(b) and 12.01(b) and the Limited Guarantee, specific performance (including, as and to the extent set forth in Section 12.01(b), the right to require Griffon to consummate the funding contemplated by the Equity Commitment Letter) shall be its sole and exclusive remedy with respect to breaches by Griffon and/or Buyer in connection with this Agreement or the transactions contemplated hereby and, except as provided in Sections 8.02(b) and 12.01(b) (including, as and to the extent set forth in Section 12.01(b), the right to require Griffon to consummate the funding contemplated by the Equity Commitment Letter) and the Limited Guarantee, that it may not seek or accept any other form of relief that may be available for breach under this Agreement or the transactions contemplated hereby (including monetary damages).  The Parties hereto further agree that subject to the obligations of the Seller and the Company to seek specific performance prior to seeking damages pursuant to Section 12.01(b), nothing in this Section 12.01 shall require any Party to institute any Proceeding for (or limit any Party’s right to institute any Proceeding for) specific performance under Section 12.01(a) prior or as a condition to exercising any termination right under Article VIII (or receipt of any amounts due thereunder), nor shall the commencement of any Proceeding pursuant to Section 12.01(a) or anything set forth in this Section 12.01 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms hereof; it being understood and agreed by the Parties that during the pendency of any Proceeding initiated by the Company or the Seller under Section 12.01(a) or Section 12.01(b) the Seller shall maintain the right to terminate this Agreement under Section 8.01(e) and receive payment of the Buyer Termination Fee provided and so long as the circumstances under which the Seller has the right to terminate the Agreement under Section 8.01(e) continue to exist;  provided further that, (i) the payment of the Buyer Termination Fee shall be the sole and exclusive remedy available to the Seller and the Company in the event of such election as provided in Section 8.02(b), and (ii) concurrently with the election to terminate this Agreement under Section 8.01(e)  the Seller and the Company shall deliver to the Buyer a duly executed stipulation of dismissal with prejudice with respect to any such Proceedings pending under Sections 12.01(a) or Section 12.01(b), to be held in escrow pending payment of the Buyer Termination Fee, following which Buyer may file such stipulation with the applicable court(s).

(d)                                 To the extent the Company or the Seller brings any action under Section 12.01(a) or Section 12.01(b), the End Date may, at the option of the Company or the Seller, be extended by written notice to the Buyer by the amount of time during which such action is pending, plus 10 Business Days.

Section 12.02.                       Expenses.  Except as otherwise expressly provided herein, the Seller and the Buyer shall pay all of their own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the performance of their respective obligations hereunder and the consummation of the transactions contemplated by this Agreement (whether consummated or not); provided that (i) the Buyer and the Seller shall each be responsible for 50% of the fee and expenses of the Escrow Agent related to the Purchase Price Adjustment Escrow Agreement and (ii) the Buyer and the Seller shall each be responsible 50% for filing fees applicable under the HSR Act and the antitrust Laws of other jurisdictions.

Section 12.03.                       Notices.  Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, or received by certified mail, return receipt requested, or sent by reputable overnight courier service (charges prepaid) or telecopy to the Company at the address set forth below and to any other recipient at the address indicated in this Agreement and to any subsequent holder of Shares at such address as indicated by the Company’s records or at such address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.  Notices will be deemed to have been given hereunder (i) when delivered personally to the recipient, (ii) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), (iii) upon machine-generated acknowledgment of receipt after transmittal by facsimile if so acknowledged to have been received before 5:00 p.m. on a Business Day at the location of receipt and otherwise on the next following Business Day, provided that such notice, demand or other communication is also deposited within twenty-four hours thereafter with a reputable overnight courier service (charges prepaid) for delivery to the same Person or (iv) five calendar days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid.

Notices to the Buyer (and, following the Closing, the Company):

c/o Griffon Corporation

712 5th Avenue, 18th Floor

New York, NY 10019

Facsimile: (212) 957-5096

Attention: General Counsel

with a copy to (which shall not constitute notice):

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Facsimile: (212) 698-3599

Attention: Martin Nussbaum

Derek M. Winokur

Notices to the Seller:

CHATT Holdings LLC

c/o Castle Harlan, Inc.

150 East 58th Street

New York, New York 10155

Attention: Justin Wender

Facsimile: (212) 888-5460

with a copy to (which shall not constitute notice):

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

Attention: Robert Goldstein, Esq.

Facsimile: (212) 593 5955

Notices to the Company prior to Closing:

CHATT Holdings Inc.

c/o CHATT Holdings LLC

c/o Castle Harlan, Inc.

150 East 58th Street

New York, New York 10155

Attention: Justin Wender

Facsimile: (212) 207-8042

CHATT Holdings Inc.

c/o Ames True Temper, Inc.

465 Railroad Avenue

Camp Hill, Pennsylvania 17011

Attention: Duane Greenly

Facsimile: (717) 303-2552

with a copy to (which shall not constitute notice):

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

Attention: Robert Goldstein, Esq.

Facsimile: (212) 593 5955

Section 12.04.                       Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by the Buyer prior to the Closing without the prior written consent of the Seller or by the Seller or the Company without the prior written consent of the Buyer; provided that the Buyer may assign any of its rights, interests or obligations hereunder without the consent of the Seller to one or more direct or indirect Affiliates of the Buyer, and the Buyer (or any such assignees, if applicable) may, without the consent of the Seller, pledge, assign or grant to the Buyer’s (or any such assignee’s, if applicable) lenders, for the benefit of such lenders, a continuing security interest and lien on all of the Buyer’s (or any such assignees’, if applicable) right, title and interest in and to this Agreement and any and all Ancillary Documents, as security for the payment and performance of the obligations of the Buyer (or any such assignees, if applicable) to such lenders by reason of borrowings, the guarantee of borrowings or otherwise (provided that no such assignment shall relieve the Buyer from its obligations hereunder).

Section 12.05.                       Severability.  If any provision of this Agreement is prohibited by Law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties.  The Parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

Section 12.06.                       Construction.  The language used in this Agreement shall be deemed to be the language chosen by the Parties hereto to express their mutual intent.  Cash denominated in currency other than U.S. Dollars shall be calculated as of the relevant date of determination at the exchange rate published in the Wall Street Journal on the date of such determination.

Section 12.07.                       Amendment and Waiver.  Any provision of this Agreement or the Schedules or Exhibits hereto may be amended or waived only in writing signed by the Buyer, the Company and the Seller.  No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.

Section 12.08.                       Complete Agreement.  This Agreement, the Disclosure Schedules, the Exhibits and the documents referred to herein (including the Confidentiality Agreement, the Ancillary Documents, the Equity Commitment Letter and the Limited Guarantee) contain the complete agreement between the Parties hereto and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to the subject matter hereof in any way.

Section 12.09.                       Counterparts.  This Agreement may be executed in multiple counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same instrument.  This Agreement and any signed Contract entered into in connection herewith or contemplated hereby and any amendments hereto, to the extent signed and delivered by means of a facsimile or electronically transmitted PDF, shall be treated in all manner and respects as an original Contract (or counterpart thereof) and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

Section 12.10.                       No Third-Party Beneficiaries.  This Agreement is for the sole benefit of the Parties and their permitted assigns, and except for Section 7.03, nothing herein expressed or implied shall give or be construed to give any Person (other than the Parties hereto and such assigns) any legal or equitable rights hereunder; provided, however, that the provisions of Sections 8.02 (b), (c) and (d), 12.01, 12.11 and 12.13 shall be enforceable by each Financing Source and its successors and permitted assigns.

Section 12.11.                       Governing Law; Jurisdiction.  All matters relating to the interpretation, construction, validity and enforcement of this Agreement shall be governed by and construed in accordance with the domestic Laws of the State of New York without giving effect to any choice or conflict of law provision or rule that would cause the application of Laws of any jurisdiction other than the State of New York.  The Parties hereto irrevocably and unconditionally submit to the exclusive jurisdiction of any state or federal court sitting in New York, New York, Borough of Manhattan, with respect to any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each Party hereby irrevocable and unconditionally agrees that all claims in respect of such Proceeding shall be heard and determined in such courts

Section 12.12.                       Prevailing Party.  If any Proceeding is commenced by any Party hereto to enforce its rights under this Agreement against any other party hereto, all fees, costs and expenses, including, without limitation, reasonable attorneys fees and court costs, incurred by the prevailing party in such Proceeding shall be reimbursed by the losing party; provided, that, if the Buyer is the losing party, such fees, costs and expenses will be reimbursed by Griffon; provided, further that if a Party to such Proceeding prevails in part, and loses in part, the court, arbitrator or other adjudicator presiding over such Proceeding shall award a reimbursement of the fees, costs and expenses incurred by such party on an equitable basis.

Section 12.13.                       Waiver of Jury Trial. The Parties to this Agreement each hereby waives, to the fullest extent permitted by law, any right to trial of any claim, demand, action, or cause of action (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the Parties hereto in respect of this Agreement or any of the transactions related hereto, in each case whether now existing or hereafter arising, and whether in contract, tort, equity, or otherwise. The Parties to this Agreement each hereby agree and consents that any such claim, demand, action, cause of action shall be decided by court trial without a jury and that the Parties to this Agreement may file an original counterpart of a copy of this Agreement with any court as written evidence of the consent of the Parties hereto to the waiver of their right to trial by jury.

Section 12.14.                       Representation of the Company and the Seller.  This Agreement constitutes notice to each of the Parties that the Company and the Seller have each engaged Schulte Roth & Zabel LLP (“SRZ”) as its legal counsel in connection with the transactions contemplated by this Agreement.  Each of the Parties hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, that SRZ may continue to serve as counsel to each and any of the Seller and its Affiliates, on the one hand, and the Company, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated by this Agreement, SRZ (or any successor) may serve as counsel to the Seller and the Company and their respective directors, members, partners, officers, employees or Affiliates, in connection with any litigation, claim, dispute or obligation arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the Parties hereby consents thereto and waives any actual or alleged conflict of interest or alleged violation of ethical or comparable rules applicable to SRZ arising therefrom.  The Parties further agree that, as to all communications among SRZ, the Company, and/or the Seller or its Affiliates that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to the Seller and may be controlled by the Seller and shall not pass or be claimed by the Buyer or the Company.  Notwithstanding the foregoing, in the event that a dispute arises among the Buyer, the Company and a third party (other than a Party to this Agreement) after the Closing, the Company may assert the attorney-client privilege to prevent disclosure of confidential communications by SRZ to such third party; provided, however, that the Company may not waive such privilege without the prior written consent of SRZ.

Section 12.15.                       Releases.  Subject to Section 12.16 and the occurrence of the Closing, effective from and after the Closing, the Seller, on behalf of itself and its Affiliates, hereby forever and unconditionally waives and releases the Company and each of their respective past and present agents, representatives, employees, officers, directors and Affiliates (the “Company Releasees”) from all actions, causes of action, suits, debts, costs (including reasonable attorneys’ fees), penalties, dues, sums of money, accounts, reckonings, bonds, bills, liabilities, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extends, executions, claims, demands and administrative grievances of every kind and nature, known and unknown, existing or claimed to exist, fixed or contingent, both at law and in equity (collectively, “Claims”) that Seller or any of its Affiliates now has, have ever had or may hereafter have against the respective Company Releasees arising contemporaneously with or prior to the Closing Date or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Closing Date; provided, however, that nothing contained herein will release any Company Releasees from any Claims (i) arising under this Agreement, the Ancillary Agreements, any other document or instrument executed and delivered in connection with the transactions contemplated by this Agreement or the transactions contemplated hereby or thereby, (ii) related to directors and officers insurance, and (iii) arising under the certificate of incorporation or bylaws or similar organizational and governing documents of the Company and its Subsidiaries (and any amendments thereto).

Section 12.16.                       Post-Closing Obligations of the Company and its Subsidiaries.  The Buyer and the Company hereby acknowledge and agree that, following the Closing, the Company and its Subsidiaries shall be jointly and severally liable for the post-Closing obligations of the Buyer under this Agreement.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the day and year first above written.

BUYER:

CLOPAY ACQUISITION CORP.

By:	/s/ Seth L. Kaplan
Name:	Seth L. Kaplan
Title:	Senior Vice President

GRIFFON:

GRIFFON CORPORATION
(solely for purposes of Section 7.09)

By:	/s/ Seth L. Kaplan
Name:	Seth L. Kaplan
Title:	Senior Vice President

COMPANY:

CHATT HOLDINGS INC.

By:	/s/ Duane R. Greenly
Name:	Duane R. Greenly
Title:	President and Chief Executive Officer

SELLER:

CHATT HOLDINGS LLC

By:	/s/ Duane R. Greenly
Name:	Duane R. Greenly
Title:	President and Chief Executive Officer